SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01771-0	2 - COMPANY NAME VIVO PARTICIPAÇÕES S.A.	3 – Brazilian IRS Registry of Legal Entities (CNPJ) 02.558.074/0001-73<
4 - Registration Number (NIRE) 35300158792

01.02 - HEAD OFFICE

1 - ADDRESS Av. Roque Petroni Júnior, 1464			2 - DISTRICT Morumbi
3 - ZIP CODE 04707-000	4 - MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE NUMBER 7420-1062	8 - TELEPHONE NUMBER -	9 - TELEPHONE NUMBER -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 7420-2247	13 - FAX -	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME Ernesto Gardelliano
2 - ADDRESS Av. Roque Petroni Junior, 1464			3 - DISTRICT Morumbi
4 - ZIP CODE 04707-000	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE NUMBER 7420-1172	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 7420-2247	14 - FAX -	15 - FAX -
16 - E-MAIL ri@vivo.com.br

01.04 - GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2009	12/31/2009	2	04/01/2009	06/30/2009	1	01/01/2009	03/31/2009
9 - AUDITOR Ernst & Young Auditores Independentes S/S					10 - CVM CODE 00471-5
11 - NAME OF RESPONSIBLE PARTNER Luiz Carlos Passetti					12 - INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER 001.625.898-32

01.05—CAPITAL COMPOSITION

NUMBER OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 06/30/2009	2 - PRIOR QUARTER 03/31/2009	3 - SAME QUARTER IN PRIOR YEAR 06/30/2008
SUBSCRIBED CAPITAL
1 - COMMON	136,275	136,275	536,601
2 - PREFERRED	238,064	238,064	937,476
3 - TOTAL	374,339	374,339	1,474,077
TREASURY STOCK
4 - COMMON	0	0	0
5 - PREFERRED	1,123	1,123	4,495
6 - TOTAL	1,123	1,123	4,495

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and others
2 - SITUATION Operating
3 - SHARE CONTROL NATURE Private holding
4 - ACTIVITY CODE 1130 - Telecommunications
5 - MAIN ACTIVITY Cellular Telecommunications Service
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF INDEPENDENT ACCOUNTANTS’ REPORT Unqualified

01.07—COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - Brazilian IRS Registry of Legal Entities (CNPJ)	3 - NAME

01.08—DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - YIELD	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - YIELD PER SHARE

01.09—SUBSCRIBED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (In thousands of reais)	4 - CHANGE AMOUNT (In thousands of reais)	5 - CHANGE NATURE	6 - NUMBER OF SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (In reais)
01	03/19/2009	6,900,422	189,896	Capital Reserve	5,820	32.6300000000

01.10—INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
07/28/2009

A free translation from Portuguese into English of quarterly financial statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and specific norms issued by IBRACON, CFC and CVM

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR—QUARTERLY INFORMATION                  Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY                          As of 03/31/2009

1 - CVM CODE	2 - COMPANY NAME	3 - Brazilian IRS Registry of Legal Entities (CNPJ)
01771-0	VIVO PARTICIPAÇƠES S.A.	02.558.074/0001-73

02.01—BALANCE SHEET—ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2009	4 - 03/31/2009
1	TOTAL ASSETS	10,884,661	11,309,107
1.01	CURRENT ASSETS	70,336	633,906
1.01.01	CASH AND CASH EQUIVALENTS	4,707	395,759
1.01.01.01	CASH AND CASH EQUIVALENTS	4,707	395,759
1.01.02	RECEIVABLES	0	0
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	0	0
1.01.02.02	OTHER RECEIVABLES	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	65,629	238,147
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	8,650	7,562
1.01.04.02	DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	52,868	227,493
1.01.04.03	PREPAID EXPENSES	1,436	2,237
1.01.04.04	OTHER ASSETS	2,675	855
1.02	NONCURRENT ASSETS	10,814,325	10,675,201
1.02.01	LONG-TERM RECEIVABLES	583,531	569,008
1.02.01.01	OTHER RECEIVABLES	0	0
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	1,863	1,863
1.02.01.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	0	0
1.02.01.02.03	FROM OTHER RELATED PARTIES	1,863	1,863
1.02.01.03	OTHER	581,668	567,145
1.02.01.03.01	DEFERRED AND RECOVERABLE TAXES	574,609	560,010
1.02.01.03.02	PREPAID EXPENSES	1,481	1,556
1.02.01.03.03	OTHER ASSETS	5,578	5,579
1.02.02	PERMANENT ASSETS	10,230,794	10,106,193
1.02.02.01	INVESTMENTS	8,804,498	8,679,896
1.02.02.01.01	ASSOCIATED COMPANIES	0	0
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	0	0
1.02.02.01.03	SUBSIDIARY COMPANIES	8,804,498	8,679,792
1.02.02.01.04	GOODWILL ON ACQUISITION OF INVESTMENTS	0	0
1.02.02.01.05	OTHER INVESTMENTS	0	104
1.02.02.02	PROPERTY, PLANT AND EQUIPMENT	3	4
1.02.02.03	INTANGIBLE ASSETS	1,426,293	1,426,293
1.02.02.04	DEFERRED CHARGES	0	0

02.02—BALANCE SHEET—LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2009	4 - 03/31/2009
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,884,661	11,309,107
2.01	CURRENT LIABILITIES	1,320,838	1,917,683
2.01.01	LOANS AND FINANCING	560,144	1,126,503
2.01.02	DEBENTURES	237,388	267,876
2.01.03	SUPPLIERS	3,130	4,492
2.01.04	TAXES PAYABLE	1,506	1,481
2.01.05	DIVIDENDS PAYABLE	407,445	407,457
2.01.06	PROVISIONS	1,182	1,198
2.01.07	PAYABLES TO RELATED PARTIES	266	293
2.01.08	OTHER	109,777	108,383
2.01.08.01	PAYROLL AND SOCIAL CHARGES	350	320
2.01.08.02	DERIVATIVE CONTRACTS	6,463	4,971
2.01.08.03	OTHER LIABILITIES	102,964	103,092
2.02	NONCURRENT LIABILITIES	1,000,380	1,000,388
2.02.01	LONG-TERM LIABILITIES	1,000,380	1,000,388
2.02.01.01	LOANS AND FINANCING	0	0
2.02.01.02	DEBENTURES	1,000,000	1,000,000
2.02.01.03	PROVISIONS	60	68
2.02.01.04	PAYABLES TO RELATED PARTIES	0	0
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0
2.02.01.06	OTHER	320	320
2.05	SHAREHOLDERS’ EQUITY	8,563,443	8,391,036
2.05.01	CAPITAL STOCK	6,900,422	6,900,422
2.05.02	CAPITAL RESERVES	518,678	518,678
2.05.03	REVALUATION RESERVE	0	0
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	CONTROLLED AND NON CONTROLLED SUBSIDIARIES	0	0
2.05.04	INCOME RESERVES	848,427	848,427
2.05.04.01	LEGAL	120,955	120,955
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFIT RESERVES	0	0
2.05.04.05	RETENTION OF PROFITS	738,542	738,542
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	(11,070)	(11,070)
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	295,916	123,509

03.01—STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2009 to 06/30/2009	4 - 01/01/2009 to 06/30/2009	5 - 04/01/2008 to 06/30/2008	6 - 01/01/2008 to 06/30/2008
3.01	GROSS SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS	0	0	0	0
3.03	NET SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF SALES AND/OR SERVICES	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/INCOME	172,343	294,620	(47,078)	51,891
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(3,404)	(8,720)	(2,671)	(8,073)
3.06.03	FINANCIAL	(51,084)	(111,258)	(53,974)	(89,081)
3.06.03.01	FINANCIAL INCOME	4,275	20,655	(7,764)	687
3.06.03.02	FINANCIAL EXPENSES	(55,359)	(131,913)	(46,210)	(89,768)
3.06.04	OTHER OPERATING INCOME	1,121	3,537	3,101	10,085
3.06.05	OTHER OPERATING EXPENSES	(22)	(44)	(99,899)	(178,119)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	225,732	411,105	106,365	317,079
3.07	OPERATING RESULT	172,343	294,620	(47,078)	51,891
3.08	NON OPERATING INCOME (LOSS)	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	LOSS BEFORE TAXES AND PROFIT SHARING	172,343	294,620	(47,078)	51,891
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	1,296	1,296	(17,396)	(17,396)
3.11	DEFERRED INCOME TAX	(1,232)	0	27	(16)
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	0	0	0
3.15	PROFIT /LOSS FOR THE PERIOD	172,407	295,916	(64,447)	34,479
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	373,216	373,216	1,469,582	1,469,582
	EARNINGS PER SHARE	0.46195	0.79288		0.02346
	LOSS PER SHARE			(0.04385)

04.01—STATEMENT OF CASH FLOW (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2009 to 06/30/2009	4 - 01/01/2009 to 06/30/2009	5 - 04/01/2008 to 06/30/2008	6 - 01/01/2008 to 06/30/2008
4.01	CASH INVESTED IN OPERATING ACTIVITIES	(2,205)	(5,157)	1,353	(7,934)
4.01.01	ADJUSTMENTS TO RECONCILE THE NET PROFIT FOR THE PERIOD WITH FUNDS FROM THE OPERATING ACTIVITIES	(52,879)	(114,125)	(69,533)	(101,726)
4.01.01.01	NET PROFIT FOR THE PERIOD	172,407	295,916	(63,080)	34,479
4.01.01.02	EQUITY INTEREST	(225,732)	(411,105)	(107,732)	(317,079)
4.01.01.03	DEPRECIATION AND AMORTIZATION	1	1	99,629	177,555
4.01.01.04	GAIN ON INVESTMENTS	0	(1,935)	0	0
4.01.01.05	LOSSES ON FORWARD AND SWAPS CONTRACTS	1,493	5,251	5,940	7,947
4.01.01.06	GAINS ON LOANS, FINANCING AND DEBENTURES	0	0	(4,129)	(4,990)
4.01.01.07	PROVISIONS (REVERSAL) FOR CONTINGENCIES	(18)	(159)	212	510
4.01.01.08	PROVISIONS REVERSAL FOR SUPPLIERS	(979)	(811)	(346)	(164)
4.01.01.09	PROVISIONS FOR TAXES, FEES AND CONTRIBUTIONS	13	13	0	0
4.01.01.10	DEFERRED INCOME TAX	(64)	(1,296)	(27)	16
4.01.02	VARIATIONS ON ASSETS AND LIABILITIES	50,674	108,968	70,886	93,792
4.01.02.01	DEFERRED TAXES AND TAX CREDITS	(453)	32,311	(7,916)	6,806
4.01.02.02	OTHER CURRENT AND NON-CURRENT ASSETS	(944)	(1,920)	2,689	(2,484)
4.01.02.03	LABOR, PAYROLL CHARGES AND BENEFITS	30	(205)	(1,203)	(1,476)
4.01.02.04	SUPPLIERS AND ACCOUNTS PAYABLE	(383)	(522)	546	703
4.01.02.05	INTEREST ON LOANS, FINANCING AND DEBENTURES	52,446	123,949	44,033	86,034
4.01.02.06	TAXES, FEES AND CONTRIBUTIONS	12	(44,535)	33,680	10,737
4.01.02.07	PROVISIONS FOR CONTINGENCIES	(6)	(3)	(146)	(184)
4.01.02.08	OTHER CURRENT AND NON-CURRENT LIABILITIES	(28)	(107)	(797)	(6,344)
4.02	CASH GENERATED FROM INVESTMENTS ACTIVITIES	260,585	429,944	54,093	105,321
4.02.01	ADDITIONS TO INVESTMENT	0	0	(1,241,686)	(1,241,686)
4.02.02	RECEIPT OF DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	260,585	429,944	1,295,779	1,347,007
4.03	CASH GENERATED FROM (INVESTED IN) FINANCING ACTIVITIES	(649,432)	(430,786)	(55,453)	(111,155)
4.03.01	FUNDING FROM LOANS, FINANCING AND DEBENTURES	0	210,000	0	0
4.03.02	REPAYMENT OF LOANS, FINANCING AND DEBENTURES	(550,000)	(550,000)	(54,600)	(78,705)
4.03.03	PAYMENTS OF INTEREST ON LOANS, FINANCING AND DEBENTURES	(99,293)	(99,293)	0	(29,022)
4.03.04	RECEIPT OF FORWARD AND SWAPS CONTRACTS	0	0	0	(939)
4.03.05	PROCEEDS FROM MINORITY CAPITAL INCREASE	0	8,842	0	0
4.03.06	PAYMENT OF STOCK REVERSE SPLIT	(127)	(307)	(185)	(363)
4.03.07	PAYMENT OF DIVIDEDS AND INTEREST ON SHAREHOLDERS’ EQUITY	(12)	(28)	(668)	(2,126)
4.05	INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(391,052)	(5,999)	(7)	(13,768)
4.05.01	INITIAL ALANCE	0	10,706	0	13,793
4.05.02	FINAL BALANCE	(391,052)	4,707	(7)	25

05.01—STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY 04/01/2009 TO 06/30/2009 (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	6 - INCOME RESERVES	7 - RETAINED EARNINGS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	BALANCES AT MARCH 31, 2009	6,900,422	518,678	848,427	123,509	8,391,036
5.04	NET PROFIT FOR THE PERIOD	0	0	0	172,407	172,407
5.08	CAPITAL INCREASE OUT OF RESERVES, AS PER AGE 02.12.09	0	0	0	0	0
5.08.01	CAPITAL INCREASE OUT OF RESERVES, AS PER AGE 02.12.09	0	0	0	0	0
5.13	BALANCES AT JUNE 30, 2009	6,900,422	518,678	848,427	295,916	8,563,443

05.02—STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY  01/01/2009 TO 06/30/2009 (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	6 - INCOME RESERVES	7 - RETAINED EARNINGS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	BALANCES AT DECEMBER 31, 2008	6,710,526	708,574	848,427	0	8,267,527
5.04	NET PROFIT FOR THE PERIOD	0	0	0	295,916	295,916
5.08	CAPITAL INCREASE/ OUT OF RESERVES, AS PER AGE 02.12.09	189,896	(189,896)	0	0	0
5.08.01	CAPITAL INCREASE OUT OF RESERVES, AS PER AGE 02.12.09	189,896	(189,896)	0	0	0
5.13	BALANCES AT JUNE 30, 2009	6,900,422	518,678	848,427	295,916	8,563,443

08.01—BALANCE SHEET—CONSOLIDATED ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2009	4 -03/31/2009
1	TOTAL ASSETS	21,755,279	22,434,252
1.01	CURRENT ASSETS	7,349,934	7,845,608
1.01.01	CASH AND CASH EQUIVALENTS	1,708,830	1,737,316
1.01.01.01	CASH AND BANKS	1,708,830	1,737,316
1.01.02	RECEIVABLES	2,335,439	2,381,623
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	2,335,439	2,381,623
1.01.02.02	OTHER RECEIVABLES	0	0
1.01.03	INVENTORIES	420,963	482,735
1.01.04	OTHER	2,884,702	3,243,934
1.01.04.01	FINANCIAL INVESTMENTS AS GUARANTEE	37,780	34,262
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	2,066,245	2,058,111
1.01.04.03	DERIVATIVE CONTRACTS	42,444	186,368
1.01.04.04	PREPAID EXPENSES	571,200	754,156
1.01.04.05	OTHER ASSETS	167,033	211,037
1.02	NONCURRENT ASSETS	14,405,345	14,588,644
1.02.01	LONG-TERM RECEIVABLES	3,205,961	3,172,772
1.02.01.01	OTHER CREDIT	0	0
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	3,690	3,690
1.02.01.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	0	0
1.02.01.02.03	FROM OTHER RELATED PARTIES	3,690	3,690
1.02.01.03	OTHER	3,202,271	3,169,082
1.02.01.03.01	FINANCIAL INVESTMENTS AS GUARANTEE	49,500	48,420
1.02.01.03.02	DEFERRED AND RECOVERABLE TAXES	2,829,940	2,769,798
1.02.01.03.03	DERIVATIVE CONTRACTS	168,478	244,813
1.02.01.03.04	PREPAID EXPENSES	55,320	63,992
1.02.01.03.05	OTHER ASSETS	99,033	42,059
1.02.02	PERMANENT ASSETS	11,199,384	11,415,872
1.02.02.01	INVESTMENTS	113	113
1.02.02.01.01	ASSOCIATED COMPANIES	0	0
1.02.02.01.02	SUBSIDIARY COMPANIES	0	0
1.02.02.01.03	OTHER INVESTMENTS	113	113
1.02.02.02	PROPERTY, PLANT AND EQUIPMENT	6,810,678	6,940,622
1.02.02.03	INTANGIBLE ASSETS	4,349,477	4,425,955
1.02.02.04	DEFERRED CHARGES	39,116	49,182

08.02—BALANCE SHEET—CONSOLIDATED LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 -06/30/2009	4 - 03/31/2009
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	21,755,279	22,434,252
2.01	CURRENT LIABILITIES	7,132,164	8,017,707
2.01.01	LOANS AND FINANCING	1,582,164	2,726,393
2.01.02	DEBENTURES	237,388	267,876
2.01.03	SUPPLIERS	3,055,031	2,912,345
2.01.04	TAXES PAYABLE	777,391	670,102
2.01.05	DIVIDENDS PAYABLE	423,459	423,166
2.01.06	PROVISIONS	91,577	95,670
2.01.07	PAYABLES TO RELATED PARTIES	3,188	5,221
2.01.08	OTHER	961,966	916,934
2.01.08.01	DERIVATIVE CONTRACTS	72,172	25,665
2.01.08.02	PAYROLL AND SOCIAL CHARGES	155,700	131,895
2.01.08.03	OTHER LIABILITIES	734,094	759,374
2.02	NONCURRENT LIABILITIES	5,435,180	5,414,059
2.02.01	LONG-TERM LIABILITIES	5,435,180	5,414,059
2.02.01.01	LOANS AND FINANCING	3,633,148	3,661,093
2.02.01.02	DEBENTURES	1,058,424	1,057,691
2.02.01.03	PROVISIONS	101,260	105,947
2.02.01.04	PAYABLES TO RELATED PARTIES	0	11
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0
2.02.01.06	OTHER	642,348	589,317
2.02.01.06.01	TAXES PAYABLE	306,301	288,873
2.02.01.06.02	DERIVATIVE CONTRACTS	116,362	91,956
2.02.01.06.03	OTHER LIABILITIES	219,685	208,488
2.04	MINORITY INTEREST	624,492	611,450
2.05	SHAREHOLDERS’ EQUITY	8,563,443	8,391,036
2.05.01	CAPITAL STOCK	6,900,422	6,900,422
2.05.02	CAPITAL RESERVES	518,678	518,678
2.05.03	REVALUATION RESERVE	0	0
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	SUBSIDIARY/ASSOCIATED COMPANIES	0	0
2.05.04	INCOME RESERVES	848,427	848,427
2.05.04.01	LEGAL	120,955	120,955
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFIT RESERVES	0	0
2.05.04.05	RETENTION OF PROFITS	727,472	727,472
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.04.04.07	OTHER PROFIT RESERVES	0	0
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	295,916	123,509
2.05.07	ADVANCE FOR FUTURE CAPITAL INCREASE	0	0

09.01—CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2009 to 06/30/2009	4 - 01/01/2009 to 06/30/2009	5 - 04/01/2008 to 06/30/2008	6 - 01/01/2008 to 06/30/2008
3.01	GROSS SALES AND/OR SERVICES	5,489,522	11,083,488	5,345,497	9,952,823
3.02	DEDUCTIONS	(1,553,818)	(3,127,665)	(1,554,182)	(2,829,530)
3.03	NET SALES AND/OR SERVICES	3,935,704	7,955,823	3,791,315	7,123,293
3.04	COST OF SALES AND/OR SERVICES	(2,131,498)	(4,408,986)	(2,043,432)	(3,790,587)
3.05	GROSS PROFIT	1,804,206	3,546,837	1,747,883	3,332,706
3.06	OPERATING EXPENSES/INCOME	(1,538,620)	(3,031,358)	(1,748,564)	(3,093,837)
3.06.01	SELLING EXPENSES	(1,126,399)	(2,115,404)	(1,131,100)	(2,009,740)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(341,081)	(690,047)	(346,776)	(635,219)
3.06.03	FINANCIAL	(110,237)	(259,470)	(105,599)	(162,808)
3.06.03.01	FINANCIAL INCOME	53,778	141,672	71,718	147,023
3.06.03.02	FINANCIAL EXPENSES	(164,105)	(401,142)	(177,317)	(309,831)
3.06.04	OTHER OPERATING INCOME	145,608	251,228	130,468	165,316
3.06.05	OTHER OPERATING EXPENSES	(106,421)	(217,665)	(295,557)	(451,386)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	0	0	0	0
3.07	OPERATING RESULT	265,586	515,479	(681)	238,869
3.08	NONOPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	RESULT BEFORE TAXES AND PROFIT SHARING	265,586	515,479	(681)	238,869
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(37,658)	(99,324)	(23,862)	(80,648)
3.11	DEFERRED INCOME TAX	(42,479)	(94,591)	(22,031)	(107,236)
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	0	0	0
3.14	MINORITY INTEREST	(13,042)	(25,648)	(17,294)	(17,294)
3.15	PROFIT/LOSS FOR THE PERIOD	172,407	295,916	(63,868)	33,691
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	373,216	373,216	1,469,582	1,469,582
	EARNINGS PER SHARE	0.046195	0.79288		0.02293
	LOSS PER SHARE			(0.04346)

10.01—CONSOLIDATED STATEMENT OF CASH FLOW (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2009 to 06/30/2009	4 - 01/01/2009 to 06/30/2009	5 - 04/01/2008 to 06/30/2008	6 - 01/01/2008 to 06/30/2008
4.01	CASH GENERATED FROM OPERATING ACTIVITIES	1,616,259	2,235,475	2,175,141	2,243,066
4.01.01	ADJUSTMENTS TO RECONCILE THE NET PROFIT FOR THE PERIOD WITH FUNDS FROM THE OPERATING ACTIVITIES	1,252,252	2,430,502	935,204	1,884,495
4.01.01.01	NET PROFIT FOR THE PERIOD	172,407	295,916	(63,868)	33,691
4.01.01.02	MINORITY INTEREST	13,042	25,648	17,294	17,294
4.01.01.03	DEPRECIATION AND AMORTIZATION	821,890	1,626,743	736,737	1,401,510
4.01.01.04	RESIDUAL COST OF WRITTEN-OFF FIXED ASSET	46	380	38,184	38,099
4.01.01.05	REVERSAL OF PROVISIONS FOR LOSS ON INVENTORIES	(13,895)	(6,195)	(17,621)	(15,009)
4.01.01.06	WRITTING-OFFS IN INVENTORIES	347	435	1,906	1,524
4.01.01.07	LOSSES ON FORWARD AND SWAP CONTRACTS	257,933	363,332	324,886	270,165
4.01.01.08	GAINS ON, LOANS, FINANCING AND DEBENTURES	(222,879)	(280,794)	(262,821)	(181,461)
4.01.01.09	MONETARY VARIATIONS	(7,836)	(6,017)	(8,731)	(5,806)
4.01.01.10	ALLOWANCES FOR DOUBTFUL ACCOUNTS	65,275	142,847	90,828	172,542
4.01.01.11	POST-EMPLOYMENTS BENEFIT PLANS	611	1,222	363	464
4.01.01.12	PROVISIONS (REVERSAL) FOR CONTINGENCIES	34,123	69,805	52,918	86,093
4.01.01.13	PROVISIONS REVERSAL FOR SUPPLIERS	(16,308)	(65,522)	(22,905)	(89,669)
4.01.01.14	PROVISIONS (REVERSAL) FOR DISPOSAL OF ASSETS	10,184	14,975	16,885	27,706
4.01.01.15	PROVISIONS FOR, TAXES, FEES AND CONTRIBUTIONS	2,423	63,812	5,679	10,679
4.01.01.16	PROVISIONS (REVERSAL) FOR LOYALTY PROGRAM	(8,211)	(11,327)	5,184	11,182
4.01.01.17	PROVISIONS FOR LOSSES ON INVESTMENTS	0	0	60	60
4.01.01.18	DEFERRED INCOME TAX	143,100	195,212	20,226	105,431
4.01.02	VARIATIONS ON ASSETS AND LIABILITIES	364,007	(195,027)	1,239,937	358,571
4.01.02.01	ACCOUNTS RECEIVALE	(19,091)	100,212	(154,569)	(85,209)
4.01.02.02	INVENTORIES	75,320	363,471	(112,989)	(123,470)
4.01.02.03	DEFERRED TAXES AND TAX CREDTS	(266,089)	(52,283)	(84,134)	(171,853)
4.01.02.04	OTHER CURRENT AND NON-CURRENT ASSETS	174,060	(128,683)	88,726	(219,025)
4.01.02.05	LABOR, PAYROLL CHARGES AND BENEFITS	23,805	(29,771)	30,012	(32,154)
4.01.02.06	SUPPLIERS AND ACCOUNTS PAYABLE	158,994	(605,770)	373,660	(202,600)
4.01.02.07	INTEREST ON LOANS, FINANCING AND DEBENTURES	147,772	332,843	97,003	180,381
4.01.02.08	TAXES, FEES AND CONTRIBUTIONS	130,029	(35.050)	61,211	97,001

4.01.02.09	PROVISIONS FOR CONTINGENCIES	(43,077)	(70,443)	(48,797)	(63,878)
4.01.02.10	OTHER CURRENT AND NON-CURRENT LIABILITIES	(17,716)	(69,553)	989,814	979,378
4.01.03	OTHERS	0	0	0	0
4.02	CASH INVESTED IN INVESTMENT ACTIVITIES	(605,449)	(1,146,098)	(2,380,007)	(2,635,046)
4.02.01	ADDITIONS TO FIXED AND INTANGIBLE ASSETS	(607,054)	(1,144,917)	(1,551,667)	(1,806,194)
4.02.02	ADDITIONS TO DEFERRED ASSETS	0	(3,341)	(7,000)	(9,113)
4.02.03	ADDITIONS TO INVESTMENT	0	0	(1,766,981)	(1,766,981)
4.02.04	CASH OF THE AQUISICION OF THE COMPANIES	0	0	942,171	942,171
4.02.05	PROCEEDS FROM DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT	1,605	2,160	3,470	5,071
4.03	CASH GENERATED FROM (INVESTED IN) FINANCING ACTIVITIES	(1,039,296)	(1,563,460)	561,902	740,974
4.03.01	FUNDING FROM LOANS, FINANCING AND DEBENTURES	124,571	334,571	1,280,000	1,827,862
4.03.02	REPAYMENT OF LOANS, FINANCING AND DEBENTURES	(1,076,597)	(1,627,189)	(220,888)	(490,494)
4.03.03	PAYMENT OF INTEREST ON LOANS, FINANCING AND DEBENTURES	(174,796	(251,463)	(109,770)	(167,804)
4.03.04	REPAYMENT (RECEIPT) OF FORWARD AND SWAP CONTRACTS	87,953/	95,264	(339,708)	(377,889)
4.03.05	PROCEEDS FROM MINORITY CAPITAL INCREASE	0	8,842	0	0
4.03.06	PAYMENT OF REVERSE STOCK SPLIT	(276)	(636)	(607)	(1,529)
4.03.07	PAYMENT OF DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	(151)	(122,849)	(47,125)	(49,172)
4.05	DECREASE IN CASH AND CASH EQUIVALENTS	(28,486)	(474,083)	357,036	348,994
4.05.01	INITIAL BALANCE	0	2,182,913	0	2,190,990
4.05.02	FINAL BALANCE	(28,486)	1,708,830	357,036	2,539,984

11. 01—CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY 04/01/2009 TO 06/30/2009 (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	6 - INCOME RESERVES	7 - RETAINED EARNINGS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	BALANCES AT MARCH 31, 2009	6,900,422	518,678	848,427	123,509	8,391,036
5.04	NET PROFIT FOR THE PERIOD	0	0	0	172,407	172,407
5.08	CAPITAL INCREASE OUT OF RESERVES, AS PER AGE 02.12.09	0	0	0	0	0
5.08.01	CAPITAL INCREASE OUT OF RESERVES, AS PER AGE 02.12.09	0	0	0	0	0
5.13	BALANCES AT JUNE 30, 2009	6,900,422	518,678	848,427	295,916	8,563,443

11. 02—CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY  01/01/2009 TO 06/30/2009(IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	6 - INCOME RESERVES	7 - RETAINED EARNINGS	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	BALANCES AT DECEMBER 31, 2008	6,710,526	708,574	848,427	0	8,267,527
5.04	NET PROFIT FOR THE PERIOD	0	0	0	295,916	295,916
5.09	CAPITAL INCREASE OUT OF RESERVES, AS PER AGE 02.12.09	189,896	(189,896)	0	0	0
5.09.01	CAPITAL INCREASE OUT OF RESERVES, AS PER AGE 02.12.09	189,896	(189,896)	0	0	0
5.13	BALANCES AT JUNE30, 2009	6,900,422	518,678	848,427	295,916	8,563,443

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
ITR – Quarterly Information       Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                 BASE DATE – 06/30/2009

01771-0                      VIVO PARTICIPAÇÕES S/A            02.558.074/0001-73

06.01 – EXPLANATORY NOTES

1. OPERATIONS

a. Equity Control
Vivo Participações S/A (“Company”) is a publicly-held company that, at June 30, 2009, has as controlling shareholders Brasilcel N.V. and its subsidiaries Portelcom Participações S/A, Sudestecel Participações Ltda., Avista Participações Ltda., TBS Celular Participações Ltda. and Tagilo Participações Ltda., which jointly hold, treasury shares excluded, 63.79% of the Company’s total capital stock.

Brasilcel N.V. is jointly controlled by Telefónica S/A (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S/A (49.999% of the total capital stock) and Portugal Telecom, SGPS, S/A (0.001% of the total capital).

b. Subsidiaries

The Company is the 100% controlling shareholder of Vivo S.A. (“Vivo” or “subsidiary”), a provider of mobile telephone services, including activities necessary or useful for the performance of such services, in accordance with authorizations granted thereto.

The Company is also the controlling shareholder of Telemig Celular Participações S.A. (“Telemig Participações" or “subsidiary”), holding 58.94% of its total capital and also holding 7.39% of the total capital of Telemig Celular S.A. (“Telemig Celular” or “subsidiary”).

Telemig Participações holds 83.25% of the total capital stock of Telemig Celular, which is a company that provides personal mobile service, including activities necessary or useful for the performance of these services, in accordance with the authorizations granted thereto.

c. Authorization and Frequencies

The subsidiaries’ business and the services they may provide are regulated by the National Telecommunications Agency (“ANATEL”), the regulatory authority for telecommunication services in Brazil, in accordance with Law No. 9472, dated July 16, 1997, and respective regulations, decrees, decisions and supplementary plans.

The authorizations granted by ANATEL may be renewed just once, for a 15-year period, against payment every two years, after the first renewal, of rates equivalent to 2% (two percent) of the company’s revenue for the year prior to that of the payment, net of taxes and mandatory social contributions related to the application of the Basic and Alternative Plans of Service.

d. Agreement between Telefónica S.A. and Telecom Italy

In October 2007, TELCO S.p.A. (in which Telefónica S.A holds an interest of 42.3%), completed the acquisition of 23.6% of Telecom Italia. Telefónica S.A. has the shared control of Vivo Participações S.A., through its joint venture with Portugal Telecom. Telecom Italia holds an interest in TIM Participações S.A (TIM), which is a mobile telephone operator in Brazil. As a result of the acquisition of its interest in Telecom Italia, Telefónica S.A. does not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company and TIM are transactions in the regular course of business, which are regulated by the ANATEL.

2. BASIS OF PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

a) Quarterly financial statements

The quarterly financial statements (“ITR’s”) are presented in thousands of Brazilian reais (except as otherwise mentioned) and have been prepared based on the accounting practices adopted in Brazil, as well as on the rules issued by the Brazilian Securities and Exchange Commission (CVM), with due regard to the accounting standards set forth in the corporation law (Law no. 6404/76), which include the new provisions introduced, amended and revoked by Laws no. 11.638, dated December 28, 2007 and no. 11.941, dated May 27, 2009 (former Provisional Measure no. 449, dated December 03, 2008), with further regard, also, to the rules applicable to telecommunication service concessionaires.

The requirements of the mentioned Law apply to fiscal years started as from January 01, 2008. These requirements are not to be considered as changes of circumstances or of estimates and, therefore, the adoption of new practices introduced by Law no. 11.638/07, as a general rule, must be shown retrospectively, that is, by application of these new accounting practices as if they had been in use during all the periods presented, with due regard to the rule governing “Accounting Practices, Changes to Accounting Estimates and Correction of Mistakes”, as approved by the CVM, by Resolution no. 506. Accordingly, the Quarterly Information for the six-month period ended June 30, 2008 is presented again with the purpose of making them comparable with the Quarterly Information related to the six-month period ended June 30, 2009 (note 2b).

The consolidated income statement of the Company for the six-month period ended June 30, 2008 contemplates the consolidated income of Telemig Participações for the period from April to June 2008.

All balances of assets and liabilities, revenues and expenses arising out of transactions between the consolidated companies have been eliminated in the consolidated statements.

The conciliation between the controlling company’s net income and the consolidated income for the six-month period ended June 30, 2008 is as follows:

Net income of Controlling Company	34,479
Forfeited interest on shareholders’ equity and dividends of the subsidiaries	(788)
Net income consolidated	33,691

Except for the accounting practice of goodwill amortization, which has not been adopted any longer since January 01, 2009, as provided for in CPC 04 – Intangible Assets, these ITRs were prepared in conformity with principles, practices and criteria which are consistent with those adopted for preparing the financial statements of the last fiscal year and must be analyzed together with the referred statements.

b) Effect of the adjustments of Laws nº 11.638/07 and nº 11.941/09

The table below shows the effects of the application of Laws no. 11.638/07 and no. 11.941/09 in the consolidated income statement for the six-month period ended June 30, 2008.

	Summary description of adjustment	Controlling Company	Consolidated
Net profit before changes introduced by Law No. 11,638/07 and No. 11,941/09		30,888	30,100
Depreciation of mercantile-financial lease	(1)	—	(2,364)
Financial income (expenses) from:
Fair value of derivative transactions	(2)	16	(37,050)
Fair value of loans	(2)	32	48,913
Present value of monetary assets	(3)	—	(3,917)
Income tax and social contribution on total adjustments	(4)	(16)	(1,806)
Equity accounting	(5)	3,559	—
Minority interest		—	85
Net effects resulting from full application of Law No. 11,638/07 and No. 11,491/09		3,591	3,591
Net profit with full application of Law No. 11,638/07 and No. 11,491/09		34,479	33,691

1. Depreciation of information technology equipment mercantile-financial lease, pursuant to the provisions in CPC 06;

2. Financial income (expenses) resulting from the adjustments to fair value of transactions with derivatives and loans, as applicable, pursuant to the provisions in CPC 14;

3. Financial expenses resulting from the adjustment to present value of the ICMS (CIAP) on acquisitions of fixed assets, using the Long Term Interest Rate (“TJLP”);

4. Income tax (25%) and social contribution (9%), applied to all the above described adjustments;

5. Equity accounting resulting from the above described adjustments.

Additionally, on account of the elimination of the “Non-operating income”, in conformity with Law no. 11.941/09, the Company has reclassified consolidated net expenses in the amount of R$37,315 in the income statement for the six-month period ended June 30, 2008 in “Other operating revenue (expenses), net”.

3. CASH AND CASH EQUIVALENTS

	Controlling Company		Consolidated
	06.30.09	03.31.09	06.30.09	03.31.09
Cash	70	89	26,133	24,614
Financial investments	4,637	395,670	1,682,697	1,712,702
Total	4,707	395,759	1,708,830	1,737,316

The financial investments refer to fixed income transactions, indexed to the variation of the Interbank Deposit Certificates (“CDI”), with immediate liquidity.

4. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	06.30.09	03.31.09
Receivables from billed services	971,244	949,521
Receivables from interconnection fees	749,695	784,471
Receivables from unbilled services	646,531	672,587
Receivables from goods sold	350,367	373,691
(-) Allowance for doubtful accounts	(382,398)	(398,647)
Total	2,335,439	2,381,623

There is not any customer representing more than 10% of the net accounts receivable at June 30 and March 31, 2009, except for Telecomunicações de São Paulo S.A. – Telefónica, which represents 10.6% and 10.4% at June 30 and March 31, 2009, respectively.

At June 30, 2009, the balance of accounts receivable includes R$208,094 (R$233,122 at March 31, 2009) related to transfer of co-billing of other operators, the amounts of which were determined on the basis of statements of commitment, once the corresponding contracts have not yet been signed by the parties. Pending matters related to the definition of liability for losses resulting from fraud have not yet been resolved, and await decision by the regulatory agency as well as settlement between the parties. The Company does not expect financial losses with respect to this matter.

The changes in the allowance for doubtful debtors are as follows:

	Consolidated
	2009	2008
Balance at beginning of year	387,308	344,701
Additional allowance in the 1st half (note 21)	142,847	172,542
Write-offs and recoveries in the 1st half	(147,757)	(125,265)
Admission of allowance for doubtful accounts of Telemig Investments on 03.31.08	—	31,746
Balance at June 30	382,398	423,724
Additional allowance in the 3Q and 4Q08		131,303
Write-offs and recoveries in 3Q and 4Q08		(167,719)
Balance at year end		387,308

5. INVENTORIES

	Consolidated
	06.30.09	03.31.09
Handsets	411,058	471,514
Simcard (chip)	29,399	43,618
Accessories and other	16,921	17,913
(-) Provision for obsolescence	(36,415)	(50,310)
Total	420,963	482,735

6. DEFERRABLE AND RECOVERABLE TAXES

6.1 Breakdown

	Controlling Company		Consolidated
	06.30.09	03.31.09	06.30.09	03.31.09
Prepaid social contribution and income tax	549,177	534,578	748,629	697,767
ICMS tax credit	—	—	601,500	554,604
PIS and COFINS tax credits	28,529	28,529	316,497	331,444
Withholding income tax	2,410	1,385	106,752	155,596
Other tax credits	270	270	28,211	28,594
Total tax credits	580,386	564,762	1,801,589	1,768,005
Deferred income and social contribution taxes	2,873	2,810	2,854,212	2,895,129
ICMS to be allocated	—	—	240,384	164,775
Total	583,259	567,572	4,896,185	4,827,909
Current	8,650	7,562	2,066,245	2,058,111
Noncurrent	574,609	560,010	2,829,940	2,769,798

Telemig Celular is entitled to tax reduction benefit of 75% on the taxable profit generated in the tax incentive areas within the scope of the Agency for Development of the Northeast – ADENE, where the carrier operates (North of Minas Gerais and Vale do Jequitinhonha) for a period of 10 years as from 2004.
The breakdown of deferred income and social contribution taxes is as follows:

	Consolidated
	06.30.09	03.31.09
Tax loss and negative tax basis (a)	1,157,999	1,152,149
Incorporated tax credit — reorganization (b)	708,008	808,243
Tax credits on provisions for: (c)
Contingencies and legal liabilities — CVM 489	216,718	211,252
Accelerated depreciation	242,672	193,093
Suppliers	141,479	141,528
Doubtful accounts	130,015	135,540
Provision for disposal of and losses in fixed assets	106,661	109,851
Customer loyalty program	36,129	38,649
Provision for inventory obsolescence	12,381	17,105
Employee profit sharing	16,972	15,492
Derivative and other securities transactions	85,178	72,227
Total deferred taxes	2,854,212	2,895,129
Current	940,472	1,018,050
Noncurrent	1,913,740	1,877,079

The amount recorded in the current assets refers to reversal of temporary differences, use of tax losses and tax amortization of the goodwill expected for the next twelve months.

The deferred taxes were recorded assuming their future realization, as follows:

a) Tax loss and negative tax base: represents the amount recorded by the controlled companies, which will be offset up to the limit of 30% of the tax base computed in the coming fiscal years and subject to no statute of limitations. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of the tax bases in the amount of R$700,447 (R$713,775 at March 31, 2009), given the uncertainty, at this time, as to the Company’s ability to generate future taxable results to ensure realization of these deferred taxes.

b) Tax credit incorporated: represented by the net balance of goodwill and provision for maintenance of the shareholders’ equity integrity (note 6.2). Realization occurs in a period from 5 to 10 years. Studies performed by independent consultants hired during the corporate reorganization process support the recovery of such amounts within the above referred time.

c) Temporary differences: represents the amount recorded by the controlled companies and their realization will occur upon payment of the provisions, effective loss on bad debts or realization of inventories, as well as reversal of other provisions. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of the provisions in the amount of R$156,232 (R$156,248 at March 31, 2009), given the uncertainty, at this time, as to the Company’s ability to generate future taxable results to ensure realization of these deferred taxes.

The Company prepared technical feasibility studies, approved by its Board of Directors, which indicated the full recovery of deferred tax amounts recognized at December 31, 2008, as defined in CVM Instruction No. 371. During the six-month period ended June 30, 2009, no relevant fact occurred that indicated limitations to full recovery of the deferred tax amounts recognized by the controlled companies.

6.2  Tax credit incorporated – Corporate Restructuring

As a result of the corporate reorganization process, the Company incorporated the premium paid on the privatization and acquisition of subsidiaries.

Prior to the transfers, provisions were booked for maintenance of the stockholders’ equity of the merged companies and, consequently, the net assets that were merged represent, essentially, the tax benefit arising out of the possibility of deduction of the incorporated premium.

Included in the accounting records held for corporate and tax purposes by the Company and its controlled companies are specific accounts related to incorporated goodwill and provision and corresponding amortization, reversal and tax credit, the balances of which are as follows:

	Consolidated
	06.30.09			03.31.09
Reorganization	Goodwill	Provision	Net	Net
Telemig Participaçơes S.A.—corporate reorganization	1,315,100	(867,966)	447,134	476,046
Global Telecom S.A.—Acquisition	359,285	(237,128)	122,157	131,884
Telesp Celular S.A.—Privatization	133,031	(87,800)	45,231	72,369
Tele Centro-Oeste Celular Participaçơes S.A.—Acquisition	86,431	(57,045)	29,386	53,203
Telemig Celular S.A.—corporate reorganization	119,230	(78,692)	40,538	43,031
Tele Leste Celular Participaçơes S.A.—Privatization	42,772	(28,230)	14,542	17,276
Telemig Participaçơes S.A.—Privatization	26,532	(17,512)	9,020	14,434
Total	2,082,381	(1,374,373)	708,008	808,243

The changes in the six-month periods ended on June 30 are as follows:

	Consolidated
	2009	2008
Result:
Goodwill amortization	(614,667)	(456,443)
Provision reversal	405,681	307,162
Tax credit	208,986	149,281
Effect on income	—	—

To the extent the tax benefits are actually realized, the amount shall be incorporated into the capital stock to the benefit of the controlling shareholders, the other shareholders being assured preemptive rights. Proceeds arising out of the exercise of the preemptive rights shall be paid to the controlling shareholders.

At a meeting of the Board of Directors held on February 12, 2009, the capitalization of a portion of the special goodwill reserve to the benefit of the controlling shareholders was approved, in the amount of R$ 189,896, corresponding to the tax benefits generated in 2008 (note 18).

7. PREPAID EXPENSES

	Consolidated
	06.30.09	03.31.09
Telecommunication Inspection Fee (Fistel)	470,998	637,361
Advertising and publicity	75,982	115,691
Rent	30,862	13,360
Financial charges	8,368	9,442
Insurance premium, software and other	40,310	42,294
Total	626,520	818,148
Current	571,200	754,156
Noncurrent	55,320	63,992

8. OTHER ASSETS

	Consolidated
	06.30.09	03.31.09
Escrow and restricted deposits and contractual pledge	167,761	109,736
Subsidies on terminal sales	42,815	35,660
Credits with suppliers	19,760	62,587
Advances to employees	17,782	17,889
Credits with group companies	12,587	13,365
Other assets	9,051	17,549
Total	269,756	256,786
Current	167,033	211,037
Noncurrent	102,723	45,749

9. INVESTMENTS

a) Subsidiaries information

	Shareholders’ equity at		Net profit for fiscal year ended June, 30:
Investees	06.30.09	03.31.09	2009	2008
Vivo S.A.	7,393,464	7,286,049	377,279	325,621
Telemig Celular Participaçơes S.A.	1,798,932	1,772,876	51,323	18,379(*)
Telemig Celular S.A.	1,167,005	1,142,460	47,948	—
TCO IP S.A.	—	—	—	(13,517)

 (*) Includes the adjusted net profit of Telemig Participações (Consolidated) for the period from April to June 2008.

b)  Breakdown and changes

The balance of the controlling company’s investments includes interest in subsidiaries' equity, goodwill, advances for future capital increase and allowance for losses in investments, as well as other investments, as shown below:

	Controlling Company		Consolidated
	06.30.09	03.31.09	06.30.09	03.31.09
Investments in subsidiaries	7,898,954	7,774,352	—	—
Advance for future capital increase	905,440	905,440	—	—
Other investments	104	104	113	113
Investment balance	8,804,498	8,679,896	113	113

The changes in the controlling company’s investments for the six-month period ended on June 30 are as follows:

b.1)  Investments in subsidiaries

	06.30.09	06.30.08
Balance the beginning of the year	7,285,216	6,090,460
Equity accounting result on net profit of the subsidiaries	411,105	317,079
Capital increase of reserves	310,110	—
Minority shareholders subscription in capital increase out of reserves	(8,842)	—
Adjustment to the allocation of interest on shareholders’ equity and dividends of Telemig Celular in 2008	560	—
Gain generated from capital increase out of reserves	1,935	—
Investments acquisition	—	373,423
Interim dividends and interest on shareholders’ equity	(101,130)	(175,000)
Balance at June 30	7,898,954	6,605,962
Equity accounting result on net profit of the subsidiaries		632,787
Capital reduction		(700,000)
Capital increase of reserves		518,348
Minority shareholders subscription in capital increase of reserves		(8,135)
Investments acquisition		605,929
Loss generated from capital increase of reserves		(1,640
Forfeited interest on shareholders’ equity and dividends		10,218
Interest on shareholders’ equity and dividends		(372,493)
Effects of Law No. 11,638/07 of Telemig Participaçơes		(5,760)
Balance at the year end		7,285,216

b.2)  Advance for future capital increase

	06.30.09	06.30.08
Balance at the beginning of the year	1,217,565	1,105,818
Capital increase of reserves	(310,110)	—
Premium generated from capital increase of reserves	(2,015)	—
Balance at June 30	905,440	1,105,818
Capital increase out of reserves		(518,348)
Special premium reserve referring to corporate reorganization—Telemig		630,095
Balance at the year end		1,217,565

10. PROPERTY, PLANT AND EQUIPMENT, NET

		Consolidated
		06.30.09			03.31.09
	Annual depreciation rates (%)	Cost	Accumulated depreciation	Property, plant and equipment, net	Property, plant and equipment, net
Transmission equipment	10.00 to 33.33	9,465,668	(7,113,481)	2,352,187	2,237,721
Switching equipment	10.00 to 33.33	4,314,188	(2,814,523)	1,499,665	1,547,363
Infrastructure	2.86 to 20.00	3,230,428	(1,843,493)	1,386,935	1,301,461
Terminal equipment	50.00 to 66.67	2,539,773	(2,205,757)	334,016	309,070
Buildings	2.86 to 4.00	299,467	(92,413)	207,054	208,665
Land		70,894	—	70,894	70,352
Mercantile-financial lease	20.00	21,681	(14,031)	7,650	8,925
Other assets	6.67 to 20.00	1,831,183	(1,268,094)	563,089	542,992
Properties and construction in progress		389,188	—	389,188	714,073
Total		22,162,470	(15,351,792)	6,810,678	6,940,622

In the six-month period ended June 30, 2009, Vivo capitalized financial expenses incurred in connection with loans for financing construction in progress in the amount of R$27,389 (R$16,819 in the same period of 2008).

At June 30, 2009, the subsidiaries had items of property, plant & and equipment offered as collateral in lawsuits in the amount of R$106,232 (R$109,173 at March 31, 2009).

11. INTANGIBLE ASSETS, NET

		Consolidated
		06.30.09			03.31.09
	Annual amortization rates (%)	Cost	Accumulated amortization	Intangible, net	Intangible, net
Goodwill premium and provision for losses on investment acquisition (a)	—	2,785,572	(1,359,279)	1,426,293	1,426,293
Concession licenses	6.67 to 28.9	2,249,619	(826,636)	1,422,983	1,461,422
Software use rights	20.00	4,309,922	(2,968,313)	1,341,609	1,336,452
Goodwill premium—Ceterp Celular S.A.	10.0	84,265	(68,114)	16,151	16,151
Goodwill	(*)	32,787	(25,215)	7,572	7,718
Other assets	6.67 to 20.0	50,876	(46,639)	4,237	3,477
Intangible in progress—software		130,632	—	130,632	174,442
Total		9,643,673	(5,294,196)	4,349,477	4,425,955

(a) Goodwill resulting from acquisitions of corporate equity, based on future profitability, were amortized pursuant to the straight line method until December 31, 2008, according to the provisions set forth in Law no. 11.638/07. This includes allowances for losses which were booked on December 31, 2001 and 2002, in order to recognize permanent losses arising from goodwill as a result of accumulated losses recorded by subsidiary Global Telecom S.A. as of the mentioned dates.

 (*)According to contract terms

12. DEFERRED ASSETS, NET

These refer to pre-operating expenses which are amortized for a period of 10 years, in the net amounts of R$39,116 and R$49,182 at June 30 and March 31, 2009, respectively, as permitted in Law no. 11.941/09.

13. SUPPLIERS AND TRADE ACCOUNTS PAYABLE

	Consolidated
	06.30.09	03.31.09
Suppliers	2,256,526	2,082,386
Amounts to be transferred LD (a)	361,303	370,816
Interconnection / linking	244,852	238,641
Technical assistance	147,517	166,022
Other	44,833	54,480
Total	3,055,031	2,912,345

(a) Amounts to be transferred refer to VC2, VC3 and roaming charges, invoiced to our customers and transferred to the long distance call operators.

14. TAXES, FEES AND CONTRIBUTIONS PAYABLE

	Consolidated
	06.30.09	03.31.09
Current taxes:
ICMS	713,081	625,001
PIS and COFINS	93,533	100,933
Income tax and social contribution	133,996	93,902
FISTEL	64,023	58,376
FUST and FUNTTEL	10,351	10,580
Other taxes, fees and mandatory contributions	15,767	16,475
Total	1,030,751	905,267
Legal liabilities (CVM 489/05):
CIDE	21,946	23,500
PIS and COFINS	21,412	21,167
Other taxes, fees and mandatory contributions	9,583	9,041
Total	52,941	53,708
Total	1,083,692	958,975
Current	777,391	670,102
Noncurrent	306,301	288,873

Current Taxes:

At June 30, 2009, the amount of R$246,409 (R$230,057 at March 31, 2009) out of the non-current liability, refers to ICMS - More Jobs for Paraná Program, resulting from an agreement with the Paraná State Government involving the deferral of ICMS tax payment. This amount is adjusted to the variation of the Annual Indexation Factor (FCA).

Legal liabilities -  CVM Resolution 489/05

This includes the taxes that fall within the scope of CVM Resolution No. 489/05, dated October 3, 2005, which approved IBRACON NPC No 22 standard.

For purposes of the financial statements, the amounts of judicial deposits for said taxes are offset against taxes, fees and mandatory contributions payable, as applicable.

a) PIS and COFINS

Vivo was issued a delinquency notice by the tax authority (proceedings no. 19515.000.700/2003-97) for having offset the COFINS, in January and February 2000, against credits arising out of the 1/3 surplus of the COFINS itself paid in 1999, after deduction of the amount from the CSLL. The case is awaiting decision of the Special Appeal filed within the administrative sphere. On a conservative conduct, the Management recorded the amount of R$24,671, at June 30 and at March 31, 2009, having deposited the same amount in court.

Law nº 9.718/98

At November 27, 1998, the calculation of PIS and COFINS was changed by Law no. 9718, which: i) increased the COFINS rate from 2% to 3%; ii) authorized the deduction of up to 1/3 of the COFINS from the amount of the Social Contribution on Net Income – CSLL; and also iii) indirectly increased the COFINS and PIS owed by Vivo, determining the inclusion of revenues in excess of the total sales in their tax calculation basis.

By reason of the changes introduced by laws no. 10.647/02 and 10.833/03, Vivo started including the revenues in excess of the total sales in the tax calculation basis of PIS and COFINS.

At June 30, 2009, Vivo has provisions booked for the amounts of the revenues in excess of the total sales, under discussion in court, in the amount of R$10,303 (R$10,557 at March 31, 2009), having deposited the amount of R$2,496 in court (R$2,496 at March 31, 2009).

Other

Additionally, the subsidiaries booked amounts of R$13,605 at June 30, 2009 (R$13,106 at March 31, 2009) with respect to other discussions of PIS and COFINS.

b) CIDE

This refers to an administrative and judicial matter, aiming at discharging the assessment of the CIDE on remittances of funds abroad, in connection with agreements for transfer of technology, license of trademarks and software, etc. On a conservative conduct, Vivo recorded the amount of R$80,558, (R$81,134 at March 31, 2009), having deposited in court the amount of R$58,612 (R$57,634 at March 31, 2009).

c) Telecommunications Inspection Fee - FISTEL

Telemig Celular filed a Writ of Mandamus challenging its liability for the payment of the inspection fees on mobile stations not owned by it, and started booking a provision and effecting a deposit in court for the amounts referring to the TFF – Operation Inspection Fee and to the TFI – Installation Inspection Fee. The case is awaiting decision by the TRF Court of the 1st Region.

Its legal counsels consider the chances of losses in these lawsuits to be possible. However, because this is a legal obligation under the terms of CVM Resolution No. 489/2005, the controlled company has booked a provision for this contingency. The provision recorded at June 30, 2009 was in the amount of R$395,932 (R$386,274 at March 31, 2009), with corresponding deposits in court in the same amount.

d) IRRF on payments of Interest on Own Capital – Telemig Celular Participações

Telemig Participações filed Writs of Mandamus requesting the court to declare its right not to be assessed IRRF (Withholding Income Tax) at source on its receipts of interest on own capital of its subsidiary. Based on the opinion of its legal counsels, the referred lawsuits are classified as possible loss; however, once this refers to a legal obligation under the terms of CVM Resolution no. 489/2005, at June 30, 2009 a provision was booked and deposits were made in court, totaling R$20,745 (R$20,314 at March 31, 2009).

e) Other taxes, fees and contributions

At June 30, 2009, the subsidiaries recorded the amount of R$9,583 (R$9,041 at March 31, 2009), referring to values related to the discussions of: (i) ISS tax on personal property lease services, ancillary activities and supplementary services (R$5,411); (ii) IRPJ (Corporate Income Tax) on derivative transactions (R$2,107); (iii) INSS (Social Security) (R$808), and (iv) ICMS tax (R$1,257).

Following we present the changes in legal obligations in compliance with CVM  Resolution 489/05:

	Consolidated
	Legal liabilities	(-) Escrow deposits	Total
Balances at 12.31.08	481,917	(428,763)	53,154
Additions, net of reversal	63,813	(64,744)	(931)
Monetary restatement	9,525	(8,807)	718
Transfers	142	(142)	—
Balances at 06.30.09	555,397	(502,456)	52,941

15. LOANS, FINANCING AND DEBENTURES

a) Debt breakdown

a.1) Loans and financing

				Company		Consolidated
Description	Currency	Interest	Maturity	06.30.09	03.31.09	06.30.09	03.31.09
Banco Europeu de Investimentos—BEI	USD	4.18% a.a to 4.47% a.a.	08/28/2009 to 03/02/15	—	—	677,415	775,361
Working Capital	R$	—		—	—	—	262,297
Resolution 2770	R$	IGP-M + 9.45% a.a.	2/9/2010	—	—	168,076	163,954
Resolution 2770	JPY	2.00% to 5.78% a.a	07/10/09 to 01/18/11	—	—	505,965	885,706
Resolution 2770	USD	5.0% to 5.94% a.a	07/23/09 to 07/23/10	—	—	140,425	156,563
BNDES	URTJLP	TJLP + 4.3% a.a. to 4.6% a.a.	07/15/09 to 08/15/14	—	—	1,415,213	1,418,042
BNDES	UMBND	8,80% a.a	07/15/09 to 07/15/11	—	—	6,353	8,506
Banco do Nordeste do Brasil—BNB	R$	10% a.a	07/29/09 to 10/30/16	—	—	469,253	353,306
Promissory Notes	R$	106.5% CDI	07/24/09	560,144	1,126,503	560,144	1,126,503
Funding 3G Licenses	R$	IST + 1% a.m.	04/29/11 to 04/29/16	—	—	1,272,147	1,236,911
Commissions BBVA		0.4256% a.a.	08/28/09 to 02/28/15	—	—	225	241
Others				—	—	96	96
Total				560,144	1,126,503	5,215,312	6,387,486
Current				560,144	1,126,503	1,582,164	2,726,393
Noncurrent				—	—	3,633,148	3,661,093

a.2) Debentures

				Company		Consolidated
Description	Currency	Interest	Maturity	06.30.09	03.31.09	06.30.09	03.31.09
Debentures	R$	104.2% to 120.0% CDI	05/04/15	1,015,996	1,015,996	1,052,318	1,052,318
Debentures	R$	IPCA + 0.5% a.a	07/05/21	—	—	58,424	57,691
Debentures	R$	113.55% CDI	01/11/10	221,392	215,558	221,392	215,558
Total				1,237,388	1,267,876	1,295,812	1,325,567
Current				237,388	267,876	237,388	267,876
Noncurrent				1,000,000	1,000,000	1,058,424	1,057,691

b) Repayment schedule

At June 30, 2009, the maturities of the long-term portion of loans and financing are as follows:

Year	Controlling Company	Consolidated
2011	—	290,452
2012	—	630,984
2013	—	591,184
2014	—	589,507
After 2014	1,000,000	2,589,445
Total	1,000,000	4,691,572

c) Loan covenants

Vivo has loans and financing borrowed from Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the balance of which at June 30, 2009 was R$1,421,566 (R$1,426,548 at March 31, 2009).  In accordance with the contracts, there are several economic and financial indexes that must be calculated on a six-month period and yearly basis. At the same date, all economic and financial indexes established in the two contracts with the BNDES, regarding the Company’s and the controlled company’s (Vivo) instruments, were met.

The agreement entered into by Telemig Celular with the State Department of Economic Development regarding debentures sets forth covenants on petitions for judicial and extrajudicial recovery, liquidation, dissolution, insolvency, voluntary bankruptcy or decree of bankruptcy, payment default, non-compliance with non-fiduciary obligations and compliance with a certain limit substantially based on balance sheet financial indexes and EBITDA (Earnings before interest, taxes, depreciation and amortization), among others. At June 30, 2009, all covenants were fulfilled by Telemig Celular.

d) Guarantees

At June 30, 2009, guarantees were granted for Vivo's loans and financing, in local currency, in the principal amount of R$2,568,234, being R$469,253 from Banco do Nordeste do Brasil – BNB, R$1,415,213 from BNDES (URTJLP), and R$6,353 from BNDES (UMBNDES) and R$677,415 from BEI according to the table below:

Banks	Guarantees
BNDES
  Contract (Vivo) R$1,376,784: Guarantee in receivables referring to 15% of the outstanding balance or four (4) times the amount of the highest installment, whichever is higher.

  Contract (Vivo) R$44,782: pledging of 15% of the receivables for service revenue.

  The Company is the guarantor/intervening party.

Banco Europeu de Investimento—BEI	Commercial risk secured by Banco BBVA Portugal.
Banco do Nordeste do Brasil S.A.
  Constitution of a liquidity fund represented by financial investments in the amount equivalent to three (3) amortization installments, referenced to the post-grace period average installment.
  Bank security granted by Banco Bradesco S.A. in the amount equivalent to 100% of the outstanding balance of the financing.
  The Company is the guarantor/intervening party.

e) Promissory Notes

4th Issue

On June 27, 2008, the Board of Directors of the Company approved the issue and offer of 50 unsecured promissory notes in the value of R$10 million each, totaling R$500 million. On July 25, 2008, the offer was registered with the CVM and issued on July 29, 2008, with maturity date on July 24, 2009, bearing interests of 106.5% of the CDI rate, as daily disclosed by the Custody and Settlement Agency – CETIP. The proceeds funded as from this offer were used for settlement of the principal amount of the debt represented by the 1st (first) issue of debentures of the Company.

5th Issue

On May 11, 2009, 22 unsecured promissory notes were settled on the maturity date, in the value of R$25 million each, totaling R$550 million, bearing interests of 115.0%.

f) Debentures

f.1) Fund raising by the company

2nd Issue

Within the scope of the First Securities Distribution Program in the amount of R$2 billion, announced on August 20, 2004, the Company issued debentures in the amount of R$1 billion, on May 01, 2005, with a term of ten years, counted as from the issue date, that is, May 01, 2005.

The Offering consisted of the issue in two series, being R$ 200 million in the first series, and R$800 million in the second series, with final maturity on May 1, 2015. The debentures accrue interest, payable on a semiannual basis, corresponding to 120.0% (first series) and 104.2% (second series) of the accumulated daily average rates for the DI (one-day Interbank, extra group deposits) (DI rates), as calculated and published by the CETIP.

In May 2009, the debentures of the 1st Series of the 2nd issue, as approved by the Board of Directors of the Company on March 30, 2009, were rescheduled. The new Effective Term of Remuneration is  24 months, counted from May 01, 2009 until May 01, 2011, during which time the remuneration conditions defined herein shall remain unchanged. During this second term of remuneration, the debentures of the 1st Series of the 2nd Issue of the Company shall be entitled to a remuneration of 120.0% of the average rate of the one-day Interfinancial Deposits – the DI over extra-group  rate, calculated in accordance with the formula contained in clause 4.9 of the “2nd issue Indenture”. The payments of Remuneration of the debentures shall be made on November 01, 2009, May 01, 2010, November 01, 2010 and May 01, 2011.

Rescheduling of the debentures remuneration is expected to occur on May 01, 2011 (first series) and May 01, 2010 (second series).

3rd Issue

At December 2008, the Board of Directors approved the 3rd public issue, by the Company, of simple, unsecured debentures not convertible into stock, of one sole series, not required to be registered with the CVM in conformity with the terms of art. 5, item II, of CVM Instruction no. 400, since said debentures referred to one sole and indivisible lot of securities. The unit face value of the Debenture was R$210 million at the Issue Date (“Unit Face Value”), with maturity date on January 11, 2010.

f.2) Fund raising by Telemig Celular

1st Issue

In compliance with the Contract for Provision of SMP Services, in conformity with the Public Selection No 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig Celular, within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) - FUNDOMIC. Under the terms of this Program, the subsidiary would make the SMP service available to 134 locations in the areas recorded as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st Series of the 1st issue, amounting to R$ 6,210 in December 2007. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd Series of the 1st issue, valued at R$ 17,390. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the 3rd Series of the 1st issue, valued at R$31,900, thus completing the program for providing service to 134 locations inside the state of Minas Gerais. At June 30, 2009 the updated amounts of the 1st, 2nd and 3rd series of the debentures were R$6,820, R$18,758 and R$32,846, totaling R$58,424 (R$6,734, R$18,522 and R$32,435, totaling R$57,691 at March 31, 2009), respectively.

Charges assessed on the above described program are IPCA + 0.5% per year and its maturity date is July 05, 2021.

16.  PROVISION FOR CONTINGENCIES

The Company and its controlled companies are parties to lawsuits that generate administrative and judicial contingencies related to labor, tax and civil claims. Relevant accounting provisions have been booked with respect to such lawsuits in which the chance of loss was deemed as probable.

The breakdown of the balances of such provisions is as follows:

	Consolidated
	06.30.09			03.31.09
	Provisions	(-) Escrow deposits	Net	Net
Civil	176,809	(51,254)	125,555	132,375
Labor	79,193	(38,530)	40,663	42,871
Tax	30,166	(3,547)	26,619	26,371
Total	286,168	(93,331)	192,837	201,617
Current			91,577	95,670
Noncurrent			101,260	105,947

The changes to the provisions for net contingencies are as follows:

	2009	2008
Balances at the beginning of the year	194,083	199,404
Booking of provisions, net of reversal (note 23)	69,805	86,093
Monetary variation	(607)	7,002
Increase of escrow deposits	(12,897)	(18,383)
Payments	(57,547)	(55,366)
Addition, net da Telemig Participações on 03.31.08	—	10,957
Balances at June 30	192,837	229,707
Booking of provisions, net of reversals in 2nd half of 2008		52,606
Monetary variation in 2nd half of 2008		594
Decrease of escrow deposits in 2Q, 3Q and 4Q08		2,534
Payments in 2nd half of 2008		(91,358)
Balance at year end		194,083

16.1. Civil Claims

These refer to several civil claims for which the respective provisions were booked, as shown above, such provisions being deemed sufficient to meet probable losses on these cases.

a) Consumers

The Company and its controlled companies are parties to several lawsuits brought by individual consumers or by civil associations representing rights of consumers claiming non-performance of services and/or products sold. Individually, none of these lawsuits is deemed to be material.

At June 30, 2009, based on the opinion of its lawyers, the amount of R$150.988 (R$151,534 at March 31, 2009) was booked, which is considered sufficient to meet potential losses on these proceedings.

At the same date, the amount of these lawsuits in several different spheres deemed as “possible” was R$505,211 (R$471,195 at March 31, 2009).

b) ANATEL

The controlled companies are parties to several legal and administrative proceedings brought by ANATEL referring to noncompliance with Regulations concerning the Personal Mobile Service. At June 30, 2009, the amount of R$21,868 (R$19,650 at March 31, 2009), was booked, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$12,044 (R$13,387 at March 31, 2009).

c) Other

These refer to lawsuits of other nature, all related to the regular course of business. At June 30, 2009, based on the opinion of its independent lawyers, the amount of R$3,953 (R$4,910 at March 31, 2009) was booked, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in several lawsuits classified as “possible loss” was R$26,951 (R$28,724 at March 31, 2009).

16.2. Labor claims

These refer to several labor claims for which the respective provisions were recorded as shown above, which are considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$193,144 (R$180,991 at March 31, 2009).

16.3. Tax Proceedings

At June 30, 2009, the amount involved in proceedings of this nature classified as “possible loss” was R$3,340,074 (R$3,107,344 at March 31, 2009), which are basically related to matters of ICMS, PIS/COFINS, ISS, IRPJ, IRRF, CSLL, IOF, CPMF, FUST, FUNTTEL, FISTEL and Social Contributions. The proceedings filed in this quarter have the same subject matters of those already in course at December 31, 2008.

Out of such total, in this last quarter, two new judicial demands classified as possible losses were filed by the SINDITELEBRASIL – Labor Union of the Telephone and Mobile Cellular and Personal Service Companies. The first of them challenges the payment of the new contribution to the EBC (Brazilian Communication Company), created by Law no. 11.652/08. The second one, challenges the FISTEL (Telecommunications Inspection Fund), created by Law no. 5.070/66, as amended by Law no. 9.472/97. As for the contribution to the EBC, telephone operators affiliated to the referred Labor Union were granted a court authorization for depositing the amount in discussion, in the value of R$61,513, on June 30, 2009. In relation to the FISTEL, no contingent liabilities are recorded at June 30, 2009, except for the amounts mentioned in note 14c.

17. OTHER LIABILITIES

	Controlling Company		Consolidated
	06.30.09	03.31.09	06.30.09	03.31.09
Prepaid services to be rendered—deferred revenue	—	—	382,485	399,855
Reverse stock split (a)	102,813	102,941	243,382	243,731
Provision for disposal of assets (b)	—	—	199,030	189,121
Provision for customer loyalty program	—	—	106,263	113,674
Provision for pension fund	—	—	13,594	12,983
Liabilities to related parties	266	293	3,188	5,232
Other	471	471	9,025	8,498
Total	103,550	103,705	956,967	973,094
Current	103,230	103,385	737,282	764,595
Noncurrent	320	320	219,685	208,499

(a)  This refers to credit made available to the holders of shares remaining as a result of the reverse stock split of the capital stock of the Company and of its subsidiaries.

(b)    This refers to the costs to be incurred in connection with the eventual need of giving back to their owners the “sites” (locations for installation of Radio Base Stations – RBS of the controlled companies) in the same conditions as they were found at the time of the execution of the initial lease contracts thereof.

18. SHAREHOLDERS’ EQUITY

a) Capital Stock

At a Meeting of the Board of Directors held on February 12, 2009, an increase of the capital stock in the amount of R$189,896 was approved, which corresponds to the tax benefit of the incorporated goodwill for fiscal year 2008 (note 6.2).

At June 30 and at March 31, 2009, the subscribed and paid-up capital stock of the Company was R$6,900,422, represented by shares with no face value, distributed among the shareholders as follows:

Number of shares
Total capital stock in
Common shares	136,275,334
Preferred shares	238,063,700
Total	374,339,034
Treasury shares
Preferred shares	(1,123,725)
Total	(1,123,725)
Outstanding shares
Common shares	136,275,334
Preferred shares	236,939,975
Total	373,215,309

b) Dividends and Interest on Own Capital

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the Bylaws, but are ensured priority in the reimbursement of the capital stock, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the fiscal year, calculated in accordance with article 202 of Brazilian Corporation law, and priority in receiving minimum non-cumulative dividends equivalent to the higher of the following amounts:

b.1) 6% (six per cent) per year on the amount resulting from the division of the subscribed capital by the total number of Company’s shares; or

b.2) 3% (three per cent) per year on the amount resulting from the division of the shareholders’ equity by the total number of Company’s shares, and also the right to participate in distributed profit under the same conditions applicable to common shares, after the common shares have been ensured of a dividend equal to the minimum priority dividend established for the preferred shares.

As from the General Shareholders’ Meeting held on March 27, 2004, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6404/76, since minimum dividends were not paid on preferred shares for three consecutive years.

At the General Shareholders’ Meeting held on March 15, 2007, the payment of dividends on the income for year 2006 to the holders of preferred shares was approved. However, the approved amount was lower than the minimum statutory value required for removing the right to vote of the preferred shares.

b.3) Dividends and interest on own capital not claimed by shareholders are forfeited in 3 (three) years, as from the date of the beginning of payment, as set forth in article 287, subparagraph II, item a), of Law No. 6404/76.

At a General and Special Shareholders’ Meeting held on March 19, 2009, the payment of dividends and interest on the own capital in the amount of R$ 426,798 was decided, being as follows: interest on own capital in the amount of R$161,113 (R$136,946 net of the withholding income tax) and dividends in the amount of R$265,685, to be paid until September 30, 2009.

After the actual payment of the dividends and interest on the own capital, the holders of preferred shares shall not be entitled any more to full vote.

c) Capital Reserves

c.1) Premium reserve

This reserve represents the excess of value at the time of the issuance or capitalization in relation to the basic value of the share at the issuance date.

c.2) Special Premium Reserve

This reserve was booked as a result of the Corporate Reorganization processes described in note 6.2, as a counter-entry to the net assets transferred, and represents the future tax benefit to be earned by amortization of the premium transferred. The portion of special premium reserve corresponding to the benefit may be, at the end of each fiscal year, capitalized to the benefit of the controlling shareholder upon the issue of new shares. The increase of capital is subject to the preemptive rights of the non-controlling shareholders, proportionally to their respective interests, by kind and class, at the time of the issue, and the amounts paid upon the exercise of this right shall be directly delivered to the controlling shareholder, in accordance with the provisions in CVM Instruction no. 319/99.

The Meeting of the Board of Directors held on February 12, 2009 approved a capital increase of R$189,896, representing the tax benefit of the incorporated premium for fiscal year 2008, with the issue of 5,819,678 new shares, being 2,124,989 common shares and 3,694,689 preferred shares, ensuring the preemptive right provided for in Article 171 of Law No. 6404/76, and the proceeds arising from the exercise of the preemptive right were credited to Portelcom Participações S.A..

c.3) Tax Incentives

These represent the amounts invested in tax incentives in previous fiscal years.

d) Profit Reserves

d.1) Legal Reserve

The legal reserve is booked by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock or 30% of the capital stock added by the capital reserves. As from such limit, allocations to this reserve are no longer mandatory, as set forth in Art. 193 of Law no. 6404/76.

d.2) Reserve for Expansion

The reserve for expansion was booked with the purpose of holding funds for financing additional investments of fixed and current capital by allocation of up to 100% of the remaining net profit, after the legal determinations and the balance of the retained profits account for the fiscal year ended on December 31, 2008. This reserve is supported by a capital budget approved at the shareholders’ meetings.

d.3) Reserve for Contingencies and Treasury Shares

The amounts recorded result from the spin-off of Companhia Riograndense de Telecomunicações – CRT and are designed to guarantee an eventual court decision rendered with respect to judicial actions concerning capitalizations for fiscal years 1996 and 1997 occurred in that company.

e) Retained Earnings

Pursuant to a change introduced by Law no. 11.638/07, the net profit for the year shall be fully allocated in conformity with the provisions set forth in articles 193 to 197 of Law no. 6.404/76.

At a General and Special Shareholders’ Meeting, held on March 19, 2009, the allocation of the net profit for fiscal year 2008 was approved, in the amount of R$399,901, of which R$19,995 were applied to the Legal Reserve and R$379,906 as dividends and interest on the capital, being: R$161,113 as interest on the own capital, gross (R$136,946, net of withholding income tax) and R$218,793 as dividends, Additionally, R$46,892 were allocated as supplementary dividends.

19. NET OPERATING REVENUE

	Consolidated
	Six month period ended on June, 30
	2009	2008
Franchise and use	5,183,291	4,528,805
Interconnection	3,110,773	2,874,525
Data and value-added services (SVA)	1,300,674	967,332
Other services	86,119	123,141
Gross revenue from telecommunication services	9,680,857	8,493,803
ICMS	(1,665,469)	(1,431,098)
Discounts granted	(360,011)	(337,945)
PIS and COFINS	(351,802)	(308,936)
ISS (service tax)	(3,926)	(3,280)
Net operating revenue from telecommunication services	7,299,649	6,412,544
Gross revenue from sales of handsets and accessories	1,402,631	1,459,020
Discounts granted	(447,140)	(477,788)
ICMS	(141,163)	(136,673)
PIS and COFINS	(80,397)	(86,376)
Returns of goods sold	(77,757)	(47,434)
Net operating revenue from sales of handsets and accessories	656,174	710,749
Total net operating revenue	7,955,823	7,123,293

There is not any customer who has contributed more than 10% of the gross operating revenue for the six-month periods ended on June 30, 2009 and 2008.

20. COST OF GOODS SOLD AND SERVICES RENDERED

	Consolidated
	Six month period ended on June, 30
	2009	2008
Interconnection	(1,076,286)	(1,003,468)
Depreciation and amortization	(1,113,564)	(780,403)
Taxes, fees and contributions	(424,886)	(309,570)
Outsourced services	(279,273)	(260,104)
Rent, insurance and condominium fees	(173,312)	(123,887)
Connection means	(176,080)	(113,328)
Personnel	(73,432)	(55,092)
Other supplies	(28,048)	(38,376)
Cost of services rendered	(3,344,881)	(2,684,228)
Cost of goods sold	(1,064,105)	(1,106,356)
Total	(4,408,986)	(3,790,587)

21. SELLING EXPENSES

	Consolidated
	Six month period ended on June, 30
	2009	2008
Outsourced services	(991,183)	(905,167)
Depreciation and amortization	(263,136)	(259,111)
Customer loyalty program and donations	(217,715)	(228,019)
Advertising	(207,609)	(210,259)
Personnel	(188,947)	(161,201)
Allowance for doubtful accounts	(142,847)	(172,542)
Rent, insurance and condominium expenses	(35,741)	(31,854)
Other supplies	(68,226)	(41,587)
Total	(2,115,404)	(2,009,740)

22. GENERAL AND ADMINISTRATIVE EXPENSES

	Consolidated
	Six month period ended on June,30
	2009	2008
Outsourced services	(242,448)	(282,605)
Depreciation and amortization	(228,780)	(163,093)
Personnel	(162,705)	(140,115)
Rent, insurance and condominium expenses	(43,923)	(40,549)
Other supplies	(12,191)	(8,857)
Total	(690,047)	(635,219)

23. OTHER OPERATING REVENUE (EXPENSES), NET

	Controlling Company		Consolidated
	Six month period ended on June,30
	2009	2008	2009	2008
Recovered expenses	1,404	7,970	104,367	51,769
Fines	—	—	53,652	46,698
Shared infrastructure and EILD	—	—	53,070	36,861
Property lease	—	—	7,457	13,300
Amortization of goodwill	—	(212,081)	—	(215,504)
Provision for contingencies, net of reversal	159	(509)	(69,805)	(86,093)
FUST	—	—	(41,076)	(34,743)
ICMS on other expenses	—	—	(27,420)	(25,668)
PIS and COFINS	(18)	(63)	(26,645)	(25,395)
Amortization of deferred assets	—	—	(21,263)	(17,935)
FUNTTEL	—	—	(20,559)	(17,341)
Other taxes, fees and mandatory contributions	(17)	(2)	(5,816)	(17,085)
Disposal and provisions for losses on fixed assets	—	—	206	(37,576)
Investment gains	1,935	—	1,935	—
Realization of the provision for losses on investments	—	34,536	—	34,536
Other operating revenue	30	2,115	25,460	8,106
Total	3,493	(168,034)	33,563	(286,070)

24. FINANCIAL INCOME (EXPENSES) AND MONETARY AND EXCHANGE VARIATIONS

	Controlling Company		Consolidated
	Six month period ended on June,30
	2009	2008	2009	2008
Financial income	30,009	16,875	151,026	158,610
(-) PIS and COFINS	(9,354)	(16,188)	(9,354)	(16,188)
	20,655	687	141,672	142,422
Financial expenses:
Loan, financing and debentures	(123,950)	(86,002)	(284,149	(131,468)
Derivative transactions	(1,438)	(2,973)	(59,529	(145,393)
Other financial transactions	(2,714)	(778)	(51,133	(32,970)
Total	(128,102)	(89,753)	(394,811	(309,831)
Monetary and exchange variations:
In assets
Derivative transactions	—	—	(157,701)	15,528
In liabilities
Derivative transactions	(3,811)	(4,973)	(146,101	(140,373)
Loans and financing	—	4,958	281,451	132,548
Suppliers and other transactions	—	—	16,020	(3,102)
Total	(3,811)	(15)	(6,331)	4,601

25. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries monthly record provisions for income and social contribution taxes, on an accrual basis, paying the taxes based on the monthly estimate. Deferred taxes are recognized on temporary differences, as mentioned in Note 6. The breakdown of expenses with income and social contribution taxes is shown below:

	Consolidated
	Six month period ended on June, 30
	2009	2008
Income tax and social contribution on amortized goodwill	(208,986)	(149,281)
Income tax and social contribution expenses	(99,324)	(80,648)
Deferred income and social contribution taxes	114,395	42,045
Total	(193,915)	(187,884)

Below is a reconciliation of the expense with income taxes disclosed, by eliminating the effects of the goodwill tax benefit, to the amounts calculated by applying combined statutory rates at 34%:

	Controlling Company		Consolidated
	Six month period ended on June,30
	2009	2008	2009	2008
Income before taxes	294,620	51,891	515,479	238,869
Tax credit (debt) at combined statutory rate (34%)	(100,171)	(17,643	(175,264)	(81,215)
Permanent additions:
Nondeductible expenses—goodwill amortization	—	(60,365)	—	(60,365)
Other nondeductible expenses	(9)	(121)	(17,102)	(56,506)
Other additions	—	—	(3,110)	—
Permanent exclusions:
Equity accounting	105,391	48,307	—	—
Other deductible expenses	5,910	5,909	5,910	6,450
Other exclusions	658	12	3,006	27
Tax losses and unrecognized temporary differences	(10,483)	6,489	(7,355)	3,725
Tax credit (debt)	1,296	(17,412)	(193,915)	(187,884)

26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company and its subsidiaries are engaged in transactions involving financial instruments, the risks of which are actively managed by means of a set of initiatives, procedures and comprehensive operating policies.

The holding company’s and consolidated financial instruments are presented in compliance with CVM Resolution no. 566, dated December 17, 2008, which approved Technical Statement CPC 14, and with CVM Instruction 475, dated December 17, 2008.

a) General considerations

At June 30 and March 31, 2009, the main financial instruments, and their respective values by category, are as follows:

	Company
	06.30.09			03.31.09
	Fair value through profit and loss	Amortized cost	Total	Fair value through profit and loss	Amortized cost	Total
Assets
Cash and cash equivalents	4,707	—	4,707	395,759	—	395,759
Interest on shareholders equity and dividends	—	52,868	52,868	—	227,493	227,493
Liabilities		—			—
Payroll and related accruals	—	350	350	—	320	320
Trade accounts payable	—	3,130	3,130	—	4,492	4,492
Taxes payable	—	1,506	1,506	—	1,481	1,481
Loans and financing	—	560,144	560,144	—	1,126,503	1,126,503
Debentures	—	1,237,388	1,237,388	—	1,267,876	1,267,876
Interest on shareholders equity and dividends	—	407,445	407,445	—	407,457	407,457
Derivative contracts	6,463	—	6,463	4,971	—	4,971
Other liabilities	—	103,550	103,550	—	103,705	103,705

	Consolidated
	06.30.09			03.31.09
	Fair value through results	Amortized cost	Total	Fair value through results	Amortized cost	Total
Assets
Cash and cash equivalents	1,708,830	—	1,708,830	1,737,316	—	1,737,316
short-term investments pledged as collateral	87,280	—	87,280	82,682	—	82,682
Trade accounts receivable, net	—	2,335,439	2,335,439	—	2,381,623	2,381,623
Derivative contracts	210,922	—	210,922	431,181	—	431,181
Liabilities
Payroll and related accruals	—	155,700	155,700	—	131,895	131,895
Trade accounts payable	—	3,055,031	3,055,031	—	2,912,345	2,912,345
Taxes payable	—	1,083,692	1,083,692	—	958,975	958,975
Loans and financing	1,491,882	3,723,430	5,215,312	1,144,141	5,243,345	6,387,486
Debentures	—	1,295,812	1,295,812	—	1,325,567	1,325,567
Interest on shareholders equity and dividends	—	423,459	423,459	—	423,166	423,166
Derivative contracts	188,534	—	188,534	117,621	—	117,621
Other liabilities	—	956,967	956,967	—	973,094	973,094

b) Considerations on risk factors which may affect the Company’s and its subsidiaries’ business

The main market risks to which the Company and its subsidiaries are exposed in the conduct of their activities are:

b.1) Credit Risk

The credit risk arises out of the eventual difficulty to collect the amounts payable for telecommunication services rendered to its customers and for sales of handsets to the distributors network, as well as the risk related to financial statements and accounts receivable for swap transactions.

The credit risk involved in the rendering of telecommunications services is minimized by a strict control of the customer base and active management of customers’ default, by means of clear policies regarding the sale of post-paid handsets. The customer base of the subsidiary companies has, predominantly, a prepaid system, which requires the prior charging and consequently entails no credit risk.
The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases.

The Company and its subsidiary (Vivo) are also subject to credit risk originating from their financial investments and amounts receivable from swap transactions. The Company and its subsidiaries act in such a manner as to diversify this exposure among various world-class financial institutions.

b.2) Interest Rate and Inflation Risk

The interest rate risk arises out of the portion of the debt referenced to the CDI rate and of the liability positions in derivatives (exchange hedge and IGPM) contracted at floating rates, and involves the risk of the financial expenses increasing due to an unfavorable change in the interest rates.

The inflation rate risk arises out of the portion of the debt indexed to the IPCA and to the IST and involves the risk of the financial expenses being negatively affected by an unfavorable change of these indexes.

In order to partially cover the fluctuations in the domestic interest rates in relation to debts exposed to the CDI rate, the Company has entered into short-term derivative contracts (“swap” CDI x pre) which convert part of the debt referenced to the variable interest rate (CDI) into a pre-fixed debt.

b.3) Exchange Rate Risk

This risk arises out of the possibility of losses on account of exchange rate fluctuations, which may increase the outstanding balances of foreign currency loans.

The Company and its subsidiary (Vivo) have contracted financial derivative transactions (exchange hedge) so as to protect themselves against exchange rate fluctuations arising out of foreign currency loans. The instruments used were swap contracts.

The table below summarizes the net exposure of financial liabilities of the Company and its subsidiaries to the exchange rate factor at June 30, 2009 and at March 31, 2009:

	June 30, 2009
	US$	¥
Loans and financing	(419,777)	(24,967,453)
Loans and financing—UMBNDES (a)	(3,255)	—
Derivative instruments	421,526	24,967,453

Total (insufficient coverage)	(906)	—

	March 31, 2009
	US$	¥
Loans and financing	(402,628)	(37,938,249)
Loans and financing—UMBNDES (a)	(3,674)	—
Derivative instruments	405,499	37,938,249

Total (insufficient coverage)	(803)	—

(a) UMBDES is a monetary unit prepared by the BNDES, made-up by a foreign currencies basket, the main currency being the North-American Dollar, for which reason the Company and its subsidiaries consider it upon reviewing the risk coverage related to exchange rate fluctuations.

In addition to the amounts informed above, the Company and its subsidiaries hold non-financial liabilities in foreign currency referring to other obligations. At June 30, 2009 the balance of other liabilities in foreign currency was US$34,010 and €20,044 (US$33,104 and €20,044 at March 31, 2009).

c) Transactions with Derivatives

The CVM, by Resolution no. 550, issued on October 17, 2008, and by Instruction no. 475, issued on December 17, 2008, provided for that publicly-held companies are required to disclose, in a specific explanatory note, qualitative and quantitative information about all their derivative financial instruments, either recognized or not as assets or liabilities in their balance sheet.

The Company and its subsidiary (Vivo) entered into swap contracts in foreign currency at several exchange rates, in notional amounts at June 30, 2009 of US$434,816, and JPY24,462,870 (US$ 435,204, and JPY37,316,640 at March 31, 2009). At June 30, 2009, the Company and its subsidiaries had interest rate swap contracts in local currency (CDI) in the notional amount of R$397,000 (R$225,000 at March 31, 2009) for interest rates in local currency (CDI) and in the notional amount of R$110,000 of swaps indexed to the IGPM (R$110,000, at March 31, 2009).

As required by Law no. 11,638/07, the Company and its subsidiary (Vivo) started applying CPC 14 since the transition date on December 31, 2006. CPC 14 must be applied to all derivative instruments, and requires that such instruments are stated in the balance sheet at their fair value. Changes to the fair value of the derivatives are recognized in the income statement, save in case of compliance with specific criteria such as hedge accounting.

The derivative financial instruments intended for hedge and the respective items subject matter of hedge are monthly adjusted to the fair value, with due regard to the following: for those financial instruments classified as fair value hedge and evaluated as effective, the valuation or devaluation of the fair value of the item which is the hedge instrument and of the item subject matter of hedge must be recorded as a counter-entry to a proper revenue or expense account, in the income of the year.
The Company and its subsidiary (Vivo) started designating certain swap contracts as fair value hedges (see table below) of a portion of the foreign currency debts (US Dollar and Japanese Yen), local interest rate (CDI) and IGPM.

The Company and its subsidiary (Vivo) calculate the effectiveness of these hedges at the beginning and continuously (quarterly) and the hedges contracted on June 30, 2009 showed to be effective in relation to the debts subject matter of such coverage. As long as these derivative contracts are identified as hedge accounting according to CPC 14, the covered debt is also adjusted to the fair value in conformity with the fair value hedge rules.

d) Risk Management Policy

All contracting of derivative financial instruments for the Company and its subsidiary (Vivo) is intended for protection against foreign exchange risk and variations in foreign and local interest rates arising out of financial debts, pursuant to a corporate policy of risk management. Accordingly, eventual variations in the risk factors generate an inverse effect on the subject matter they are intended to protect. Therefore, there are no derivative financial instruments for speculation purposes and 100.0% of the financial exchange liabilities are hedged.

The Company and its subsidiary (Vivo) keep internal controls in relation to their derivative instruments which, in the opinion of the Management are adequate for controlling risks associated to each strategy of market action. The results obtained by the Company and its subsidiaries in relation to their derivative financial instruments show that the Management has properly managed risks.

e) Fair values of the derivative financial instruments

The valuation method used for calculating the market value of the loans, financing, debentures and derivatives was the discounted cash flow, considering expectancy of settlement or receipt of liabilities and assets at the market rates as of June 30, 2009.

The fair values are calculated by projecting the future flows of the transactions, using the BM&F Bovespa curves and bringing them to present value using market DI rates for swaps disclosed by the BM&F Bovespa.

The market values of the exchange coupon swaps x CDI were obtained using the market exchange rates in effect at June 30, 2009 and the rates projected by the market which were obtained from the currency coupon curves. For calculating the coupon of the positions indexed in foreign currency the linear convention of 360 calendar days was adopted and for calculating the coupon of the positions indexed to the CDI the exponential convention of 252 business days was adopted.

The financial instruments disclosed below are recorded with the CETIP, all of them being classified as swaps, not requiring a margin deposit.

Description Swap’s of contract		Notional		Fair value		Cumulative effect (current period)
		06.30.09	03.31.09	06.30.09	03.31.09	Amount Receivable/ (received)	Amount payable/ (paid)
Asset position
Foreign currency		1,211,962	1,351,361	1,328,615	1,824,517	240,863	—
ABN AMRO	USD	78,079	78,079	102,681	112,829	16,081	—
BANCO DO BRASIL	JPY	121,515	301,899	137,903	462,776	4,809	—
BRADESCO	USD	29,128	29,128	37,778	43,915	5,027	—
CITIBANK	USD	181,230	181,230	186,800	216,356	45,546	—
ITAU	USD	643	643	559	652	—	—
JP MORGAN	USD	443,207	443,207	490,615	559,179	141,358	—
PACTUAL	USD	698	1,358	626	1,409	—	—
SANTANDER	JPY	353,549	311,455	368,062	422,930	28,042	—
VOTORANTIM	USD	3,913	4,362	3,591	4,471	—	—
(2) Post rate (CDI)		397,000	225,000	412,660	232,806	—	—
BANCO DO BRASIL	CDI	303,000	175,000	315,107	181,071	—	—
BRADESCO	CDI	50,000	50,000	52,966	51,735	—	—
SANTANDER	CDI	44,000	—	44,587	—	—	—
(3) Pre rate (IGPM)		110,000	110,000	168,076	163,954	15,016	—
UNIBANCO	IGPM	110,000	110,000	168,076	163,954	15,016	—
Liabilities position
Post rate (CDI)		(1,211,962)	(1,351,361)	(1,269,825	(1,422,582)	—	182,071
ABN AMRO	CDI	(78,079)	(78,079)	(86,600)	(83,182)	—	—
BANCO DO BRASIL	CDI	(121,515)	(301,899)	(137,308)	(337,554)	—	4,212
BRADESCO	CDI	(29,128)	(29,128)	(32,751)	(31,778)	—	—
CITIBANK	CDI	(181,230)	(181,230)	(177,998)	(183,234)	—	36,744
ITAU	CDI	(643)	(643)	(1,234)	(1,206)	—	675
JP MORGAN	CDI	(443,207)	(443,207)	(448,532)	(438,397)	—	99,274
PACTUAL	CDI	(698)	(1,358)	(1,267)	(2,430)	—	642
SANTANDER	CDI	(353,549)	(311,455)	(376,630)	(336,628)	—	36,610
VOTORANTIM	CDI	(3,913)	(4,362)	(7,505)	(8,173)	—	3,914
Pre rate		(397,000)	(225,000)	(419,122)	(237,778)	—	—
BANCO DO BRASIL	PRE	(303,000)	(175,000)	(320,113)	(184,932)	—	5,006
BRADESCO	PRÉ	(50,000)	(50,000)	(54,282)	(52,846)	—	1,316
SANTANDER	PRÉ	(44,000)	—	(44,727)	—	—	141
Post rate (CDI)		(110,000)	(110,000)	(153,060)	(141,080)	—	—
UNIBANCO	CDI	(110,000)	(110,000)	(153,060)	(141,080)	—	—
			Amount receivable/payable gross			255,879	188,534
			Provision withholding income tax			(44,957)	—
			Amount receivable/payable withholding income tax			210,922	188,534
			Balance of Balance Sheet Adjustment			22,388

(1)  Foreign currency swaps x CDI (R$1,328,615) – swap transactions contracted with maturity date until 2015, for protection against exchange variation risk in financing transactions of this kind (R$1,330,383).

(2)   Swap CDI X Pre (R$412,660) – swap transactions contracted with maturity date in January 2010, for partially protecting against local interest rate fluctuations in relation to debts and derivatives exposed in CDI (debts of R$1,797,533). For the other exposures to CDI (swap liabilities), the Company and its subsidiary (Vivo) have short term financial investments based on the variation of the CDI (R$1,769,972 at June 30, 2009) as partial “natural hedge”. The book values of these financial investments are close to market values, because they are redeemed at short term.

 (3) Swap IGPM x CDI percentage (R$168,076) – swap transactions contracted with maturity date until 2010 with the purpose of protecting the flow identical to the debts at IGPM (R$168,076).

At June 30, 2009, assets in the amount of R$210,922 (R$431,181 at March 31, 2009) and liabilities in the amount of R$188,534 (R$117,621 at March 31, 2009) were recorded by the Company and its subsidiary (Vivo) for recognition of the net derivatives positions as of that date.

Gains and losses in the six-month period ended on June 30, 2009, grouped by contracts executed, were recorded in the income accounts (note 24), as required in CVM Resolution 550/08.

Below is a breakdown of the maturity dates of the swap contracts at June 30, 2009:

Description Swap’s of contract	Maturity				Amount payable /receivable
	2009	2010	2011	2012 and after	06.30.09
Foreign currency x CDI
ABN AMRO	—	16,081	—	—	16,081
BANCO DO BRASIL	(971)	—	1,568	—	597
BRADESCO	5,027	—	—	—	5,027
CITIBANK	(2,896)	(7,258)	(8,933)	27,890	8,803
ITAU	(675)	—	—	—	(675)
JP MORGAN	(9,724)	(15,210)	(21,844)	88,861	42,083
PACTUAL	(642)	—	—	—	(642)
SANTANDER	(8,568)	—	—	—	(8,568)
VOTORANTIM	(635)	(2,207)	(1,072)	—	(3,914)
Total	(19,084)	(8,594)	(30,281)	116,751	58,792
CDI x Pre
BANCO DO BRASIL	—	(5,006)	—	—	(5,006)
BRADESCO	—	(1,316)	—	—	(1,316)
SANTANDER	—	(141)	—	—	(141)
Total	—	(6,463)	—	—	(6,463)

IGPM x CDI
UNIBANCO	—	15,016	—	—	15,016
Total	—	15,016	—	—	15,016

Total	(19,084)	(41)	(30,281)	116,751
	Amount receivable gross				67,345
	Provision withholding income tax				(44,957)
	Amount receivable/payable withholding income tax				22,388
	Balance of Balance Sheet Adjustment				22,388

f) Analysis of sensibility to the risk variables of the Company and its subsidiary (Vivo)

CVM Instruction 550/08 provides for that publicly-held companies, in addition to the provisions in item 59 of CPC 14 – Financial Instruments: Recognition, Measurement and Evidencing, are required to disclose a statement of sensibility analysis, for each type of market risk deemed by the management to be material, originated by financial instruments, to which the entity is exposed at the closing date of each period, including all the transactions with derivative financial instruments.

In compliance with the provisions above, each of the transactions with derivatives was evaluated considering a probable realization scenario and two scenarios which may generate adverse results to the Company and its subsidiaries.

In the probable scenario, the premise of realizing, on the maturity dates of each of the transactions, what the market has been signalizing in the future market curves (currency and interest) of the BM&F Bovespa, was considered. Thus, in the probable scenario, there is no impact on the fair value of the financial instruments already presented above. For the adverse scenarios, deterioration of 25% and 50%, respectively, was considered in the risk variables until the maturity date of the financial instruments.

As the Company and its subsidiary (Vivo) only have derivative instruments for hedging of their financial debt, changes in the scenarios are accompanied by the respective hedge objects, thus showing that the effects thereof are almost null. For these transactions, the Company has stated the balance of the subject matter (debt) and of the derivative financial instrument (hedge) in separate lines of the sensibility analysis table, in order to inform on the net exposure of the Company, in each of the three mentioned scenarios, as shown below:

Net Exposure

Operation	Risk	Provable	Deterioration 25%	Deterioration 50%
Hedge (Asset position)	Derivatives (Risk reduction USD)	822,650	1,086,332	1,379,627
Debit in USD	Debit (Risk increase USD)	(824,823)	(1,089,015)	(1,382,830)
	Net exposure	(2,173)	(2,683)	(3,203)
Hedge (Asset position)	Derivatives (Risk reduction JPY)	505,965	632,481	759,028
Debit in JPY	Debit (Risk increase JPY)	(505,965)	(632,481)	(759,028)
	Net exposure	—	—	—
Hedge (Asset position)	Derivatives (Risk reduction IGP-M)	168,076	169,319	170,613
Debit in IGP-M	Debit (Risk increase IGP-M)	(168,076)	(169,319)	(170,613)
	Net exposure	—	—	—
Hedge (Asset position)	Derivatives (Risk reduction CDI)	412,660	435,324	439,752
Debit in CDI	Debit (Risk increase CDI)	(412,660)	(435,324)	(439,752)
	Net exposure	—	—	—
Hedge (CDI Liability position)	Derivatives (Risk increase CDI)	(1,422,884)	(1,700,543)	(1,947,482)
	Net exposure	(1,422,884)	(1,700,543)	(1,947,482)
		—	(278,169)	(525,628)

Premises for the Sensibility Analysis

Risk variable	Provable	Deterioration 25%	Deterioration 50%
USD	1.952	2.440	2.927
JPY	0.020	0.025	0.030
IGP-M	1.52%	1.91%	2.29%
CDI	9.11%	11.39%	13.67%

The net exposure in CDI shown in the sensibility analysis does not reflect all the exposure of the Company and of its subsidiary (Vivo) to the local interest rate, once the Company has debts indexed to the CDI, and has short term financial investments based on the variation of the CDI (R$1,769,972 at June 30, 2009) as partial “natural hedge”.

For calculation of the net exposure, all the derivatives were considered at their fair value, as well as the associated debts (hedged elements).

The fair values, shown in the table above, depart from a portfolio position at June 30, 2009, however they do not reflect an estimate of realization due to the market dynamism, constantly monitored by the Company and its subsidiaries. The use of different premises may significantly affect the estimates.

27. POST-EMPLOYMENT BENEFIT PLANS

Vivo, together with other companies belonging to the former Telebrás System, sponsor private pension plans and medical assistance plans for retired employees under the same conditions of the publication for the last fiscal year, as follows: i) PBS-A; ii) PAMA; iii) PBS- Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular;  iv) TCP Prev and TCO Prev Plans; v) Visão Celular Benefit Plans - Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

As disclosed in the publication for the last fiscal year, the management and equity of the above referred plans (except for the PBS-A and PAMA, which are still managed by Fundação SISTEL de Seguridade Social – SISTEL) was transferred to Visão Prev Sociedade de Previdência Complementar (“Visão Prev”).

On August 21, 2007, the regulation of Vivo-Prev plan was approved, an individual plan of defined contribution, which has already been managed by Visão Prev. The contributions of Vivo to this plan are equal to the ones from the participants, varying from 0% to 8% of the participation wage, as a function of the percentage chosen by the participant, with migration of the former plans to Vivo Prev, at free option of the participants. The adhesion to the new plan has been massive.

Vivo, through its actuarial consultants, has prepared studies considering the impact of ordinary action no. 04/081.668-0, brought by ASTEL against Fundação Sistel de Seguridade Social, in which Telefonica and Telesp Celular (company that was merged into Vivo) are mentioned, in addition to Sistel, which action is related to the change in the costing system and review of other PAMA benefits. Based on the opinion of its tax consultants, the Management believes that at this time there is no payment risk, and at June 30, 2009 the chance of loss was classified as possible. At June 30, 2009 the amount in question was R$1,675 (R$1,575 at March 31, 2009).

Telemig Celular individually sponsors a defined retirement benefits plan - Plano PBS Telemig Celular. Besides the benefit of supplementation, medical assistance (PAMA) is provided to retired employees and their dependents, at shared cost.

Telemig Celular also sponsors the CelPrev, a defined contribution plan, under the same conditions as published in the last fiscal year.

Actuarial provisions relating to the plans mentioned above are recorded in "Other liabilities" (Note 17).

28. TRANSACTIONS WITH RELATED PARTIES

The main transactions with unconsolidated related parties are:

a) Communication via local cellular phone and long distance and use of network: these transactions are carried out with companies of the same controlling group: Telecomunicações de São Paulo S.A. - TELESP and subsidiaries. Part of these transactions was carried out in conformity with agreements entered into between TELEBRAS and the concessionaires prior to the privatization, under conditions regulated by ANATEL. It includes roaming services to customers of Telecomunicações Móveis Nacionais – TMN and several companies related to the Telefónica Group in the Company’s network.

b) Technical Assistance: this refers to business consultant services provided by PT SGPS and technical assistance by Telefonica S.A., Telefonica International S.A., calculated on the basis of a formula provided for in the contracts that includes the variation in LAIR (Profit Before the Income Tax) and the variation in PN and ON shares which determine a coefficient that is applied to the service revenues. In the case of the operation of the branch office in Rio Grande do Sul, its contract provides for only a fixed percentage on the service revenue. The above referred contracts were terminated on August 04, 2008.

c) Rendering of corporate services: these were transferred to the subsidiaries at the cost actually incurred in these services.

d) Telephone assistance services: services provided by Atento Brasil S.A. and Mobitel S.A. – Dedic to users of telecommunication services, contracted for 12 months, and renewable for an equal period.

e) System development and maintenance services: rendered by Portugal Telecom Inovação Brasil S.A. and Telefonica Pesquisa e Desenvolvimento do Brasil Ltda.

f) Logistics operator and financial and accounting consultancy services: rendered by Telefonica Serviços Empresariais do Brasil Ltda.

g) Voice portal content provider services: rendered by Terra Networks Brasil S/A.

h) International roaming services: provided by Telefonica Móviles España S.A and Telecomunicações Móveis Nacionais – TMN.

We summarize below balances and transactions with non-consolidated related parties:

	Consolidated
	06.30.09	03.31.09
Assets:
Accounts receivable, net	258,890	258,568
Credits with related parties	12,587	13,365
Liabilities:
Suppliers and accounts payable	342,677	374,712
Technical assistance	147,517	166,022
Liabilities to related parties	3,188	5,232

	Consolidated
	Six month period ended on June, 30
	2009	2008
Result:
Revenue from telecommunication services	1,043,870	912,459
Cost of services rendered	(99,511)	(78,453)
Other operating revenue (expenses), net	(382,146)	(419,322)
Financial income (expenses), net	22,660	8,552

29. INSURANCE (CONSOLIDATED)

The Company and its subsidiaries adopted a policy of monitoring risks inherent to their transactions. For this reason, as of June 30, 2009, the Company and its subsidiaries had insurance contracts in place for coverage of operating risks, civil liability, health risks, etc. The Management of the Company and of its subsidiaries considers that the amounts of such contracts are sufficient to cover potential losses. The main assets, liabilities or interests covered by insurance and their respective amounts are shown below:

Type of Insurance	Insured amounts
Operating risks	R$15,943,646
Comprehensive Civil Liability—RCG	R$6,110
Automobile (fleet of executive vehicles)	Hull: 100% of Fipe Table; Material/Bodily and Moral Damages R$220

30. AMERICAN DEPOSITARY RECEIPTS (“ADRs”) PROGRAM

On November 16, 1998, the Company started trading ADRs on the New York Stock Exchange (NYSE) under ticker symbol "TCP" and since March 31, 2006 under ticker symbol "VIV" (in accordance with the decision by the Special Shareholders’ Meeting of February 22, 2006), with the following main characteristics:

  Type of shares: preferred
  Each ADR represents 1 (one) preferred share
  The shares are traded in the form of ADRs on the New York Stock Exchange under ticker symbol "VIV"
  Foreign depositary bank: The Bank of New York
  Custodian bank in Brazil: Banco Itaú S/A.

31. CORPORATE REORGANIZATION

On March 20, 2009, the Boards of Directors of Vivo Participações, Telemig Celular and Telemig Participações, in the form and for the purposes of CVM Instructions no. 319/999 and 358/02, informed that their respective Boards of Directors approved the proposal of organization of an independent committee (as per Practice Bulletin CVM no. 35/08) for a Corporate Reorganization through merger of the shares of Telemig Celular into Telemig Participações and of the shares of Telemig Participações into Vivo Participações, for conversion of Telemig Celular in to a wholly-owned subsidiary of Telemig Participações and, the latter, into a wholly-owned subsidiary of Vivo Participações.

The purpose of the proposed Corporate Reorganization is to simply the current organizational structure, which includes three publicly-held companies, two of them having ADRs traded abroad. The simplified structure will reduce administrative costs and allow the shareholders of the companies to hold interest in one sole company whose shares are traded both in Brazilian and international stock exchanges, with more liquidity, besides facilitating unification, standardization and rationalization of the general management of the business.

The flow chart below, reproduced in a simple manner, shows the current corporate structure and the structure after implementation of the Corporate Reorganization, emphasizing that the referred transaction will not change the composition of the final share control of the companies involved:

Current Corporate Structure:

Corporate structure after merger of the shares of Telemig Celular into Telemig Participações and of Telemig Participações into Vivo Participações:

All the shares of Telemig Celular will be merged into Telemig Participações’ equity, and the holders of the merged shares of Telemig Celular will be entitled to directly receive those new shares to which they have right in the mergor company, Telemig Participações (the shareholders of Telemig Celular shall receive, for each share of Telemig Celular, 17.4 new shares of Telemig Participações). At the same date, the shares of Telemig Participações will be merged into Vivo Participações’ equity, and the holders of the merged shares of Telemig Participações will be entitled to directly receive those new shares (the shareholders of Telemig Participações shall receive, for each share of Telemig Participações, 1.37 new shares of Vivo Participações), pursuant to such exchange ratio as may be agreed at the Meetings of the Boards of Directors of the companies held on May 29, 2009.

The merger of the shares of Telemig Celular and of Telemig Participações shall not cause any change to the number or breakdown by type of shares, which will finally be entirely held by Vivo Participações. Holders of common and preferred shares of Telemig Celular which are merged into Telemig Participações’ equity will receive new shares in Telemig Participações of the same type, that is, merged preferred shares will be replaced by new preferred shares of Telemig Participações to be issued on behalf of the respective holder, and merged common shares shall be replaced by new common shares of Telemig Participações to be issued on behalf of the respective holder. Following, and in the same way, the holders of common and preferred shares of Telemig Participações which are merged into Vivo Participações’ equity will receive new shares of Vivo Participações of the same type. Thus, upon completion of the transaction, the non-controlling shareholders of Telemig Celular and of Telemig Participações will become shareholders of Vivo Participações.

The holders of common and preferred shares of Telemig Celular and of Telemig Participações and of common shares of Vivo Participações who dissent from the merger of shares of Telemig Celular and of Telemig Participações will have the right, as from the date of the general and special meetings of the companies adopting resolutions with respect to the Corporate Reorganization, to withdraw themselves from the respective companies, upon reimbursement of the shares of which they are proven to be holders on the date of the notice of the Relevant Fact.

Said Corporate Reorganization was informed to ANATEL. Since it refers to a Corporate Reorganization among companies belonging to the same economic group, the transaction described herein is not subject to approval from the Administrative Council for Economic Defense – CADE.

At July 20, 2009, the Securities and Exchange Commission – SEC, declared “Form F4” for merger registration to be effective, as required in SEC’s respective regulations, due to the trading of ADRs issued by Telemig Participações in the New York Stock Exchange).

At General and Special Meetings held on July 27, 2009, the shareholders of Telemig Celular, Telemig Participações and Vivo Participações approved the merger shares described above

At July 28, 2009, a “Notice to the Shareholders” was filed with CVM’s IPE system, opening the dissenting period from July 29, 2009 until August 28, 2009. Further details are available from our website www.vivo.com.br/ri

32. SUBSEQUENT EVENTS

At July 10, 2009, the Board of Directors of the Company approved the 6th Issue of Promissory Notes, for public distribution with restricted placement efforts, under the terms of CVM Instruction 476/09, in the total amount of up to R$500 million, which were fully subscribed on July 24, 2009, with maturity date on October 22, 2009. The Promissory Notes bear interest of 115.0% of the CDI rate, as daily disclosed by the Custody and Settlement Agency – CETIP. The funds raised by means of this offer were used for settlement of the principal amount of the 4th issue of promissory notes (note 15e), which matured on July 24, 2009.

NET OPERATING REVENUES - VIVO
						Consolidated	Combined
	Consolidated	Consolidated		Consolidated		Accumulated
R$ million	2 Q 09	1 Q 09	Δ%	2 Q 08	Δ%	2009	2008	Δ%
Access and Usage	1,679.1	1,668.0	0.7%	1,525.7	10.1%	3,347.1	3,035.9	10.3%
Network usage	1,462.9	1,518.4	-3.7%	1,446.6	1.1%	2,981.3	2,908.6	2.5%
Data Revenues plus VAS	457.1	442.5	3.3%	351.9	29.9%	899.6	695.0	29.4%
Other services	30.9	40.8	-24.3%	65.8	-53.0%	71.7	97.7	-26.6%
Net service revenues	3,630.0	3,669.7	-1.1%	3,390.0	7.1%	7,299.7	6,737.2	8.3%
Net handset revenues	305.7	350.4	-12.8%	401.3	-23.8%	656.1	735.4	-10.8%
Net Revenues	3,935.7	4,020.1	-2.1%	3,791.3	3.8%	7,955.8	7,472.6	6.5%

OPERATING REVENUE

Growth of 7.1% in the net service revenue in 2Q09 in relation to 2Q08. Continuous growth of data revenue and VAS.

Total net revenue grew 3.8% over 2Q08, due to the growth in the service revenue, which represents growth in all components. Such growth is a result of the natural growth in the customer base, of the actions for stimulation of the recharges and of the sale of products and VAS. In relation to 1Q09, the total net revenue decreased by 2.1%, mainly due to the reduction of 12.8% in the revenue from sales of handsets.

"Access and usage revenue" recorded an increase of 10.1% over 2Q08, mainly due to the increase in the customer base and to the incentive usage campaigns. When compared to 1Q09, it remained almost stable, with an increase of 0.7% in the access and usage revenue as a positive growth in the outgoing traffic.

Data revenue plus VAS have grown 29.9% and 3.3% over 2Q08 and 1Q09, respectively, representing 12.6% of the Net Service Revenue. Several factors contributed to this: 27.8% increase in the data revenue due to the SMS/MMS usage and 54.8% increase due to the Vivo Internet usage year-over-year. SMS/MMS has continued to be the largest selling service, accounting for more than 48% of the data and VAS revenue.

OPERATING COSTS - VIVO
						Consolidated	Combined
	Consolidated	Consolidated		Consolidated		Accum
R$ million	2 Q 09	1 Q 09	Δ%	2 Q 08	Δ%	2009	2008	Δ%
Personnel	(214.4)	(210.7)	1.8%	(196.6)	9.1%	(425.1)	(394.3)	7.8%
Cost of services rendered	(1,087.0)	(1,070.9)	1.5%	(1,008.4)	7.8%	(2,157.9)	(1,963.9)	9.9%
Leased lines	(86.3)	(89.8)	-3.9%	(62.9)	37.2%	(176.1)	(125.9)	39.9%
Interconnection	(542.7)	(533.6)	1.7%	(553.7)	-2.0%	(1,076.3)	(1,065.2)	1.0%
Rent/Insurance/Condominium fees	(91.2)	(82.1)	11.1%	(72.1)	26.5%	(173.3)	(133.9)	29.4%
Fistel and other taxes and contributions	(212.8)	(212.1)	0.3%	(164.5)	29.4%	(424.9)	(324.0)	31.1%
Third-party services	(145.9)	(133.4)	9.4%	(134.4)	8.6%	(279.3)	(273.9)	2.0%
Others	(8.1)	(19.9)	-59.3%	(20.8)	-61.1%	(28.0)	(41.0)	-31.7%
Cost of goods sold	(451.0)	(613.1)	-26.4%	(604.1)	-25.3%	(1,064.1)	(1,137.7)	-6.5%
Selling expenses	(899.1)	(764.2)	17.7%	(909.1)	-1.1%	(1,663.3)	(1,644.3)	1.2%
Provision for bad debt	(65.2)	(77.6)	-16.0%	(90.8)	-28.2%	(142.8)	(180.8)	-21.0%
Third-party services	(658.8)	(540.0)	22.0%	(650.2)	1.3%	(1,198.8)	(1,149.5)	4.3%
Customer loyalty and donatios	(117.6)	(100.1)	17.5%	(128.1)	-8.2%	(217.7)	(236.9)	-8.1%
Others	(57.5)	(46.5)	23.7%	(40.0)	43.8%	(104.0)	(77.1)	34.9%
General & administrative expenses	(136.7)	(161.9)	-15.6%	(175.7)	-22.2%	(298.6)	(363.8)	-17.9%
Third-party services	(117.0)	(125.4)	-6.7%	(152.1)	-23.1%	(242.4)	(311.2)	-22.1%
Others	(19.7)	(36.5)	-46.0%	(23.6)	-16.5%	(56.2)	(52.6)	6.8%
Other operating revenue (expenses)	50.3	4.6	993.5%	(55.7)	n.a.	54.9	178.3	-69.2%
Operating revenue	139.7	78.9	77.1%	75.1	86.0%	218.6	402.3	-45.7%
Operating expenses	(93.4)	(97.7)	-4.4%	(153.6)	-39.2%	(191.1)	(246.7)	-22.5%
Other operating revenue (expenses)	4.0	23.4	-82.9%	22.8	-82.5%	27.4	22.7	20.7%
Total costs before depreciation / amortization	(2,737.9)	(2,816.2)	-2.8%	(2,949.6)	-7.2%	(5,554.1)	(5,325.7)	4.3%
Depreciation and amortization	(821.9)	(804.9)	2.1%	(736.7)	11.6%	(1,626.8)	(1,457.8)	11.6%
Total operating costs	(3,559.8)	(3,621.1)	-1.7%	(3,686.3)	-3.4%	(7,180.9)	(6,783.5)	5.9%

OPERATING COSTS

Cost of services increased due to expenses with Fistel Fee.

The 7.8% increase in the cost of the services rendered in 2Q09, when compared with 2Q08, is the result of the 29.4% increase in the costs for the Fistel Fee due to the growth of the customer base, the increase in the leased lines and the increase in rent, insurance and condominium expenses. In comparison with 1Q09, it recorded a growth of 1.5% related to the increase in rent, insurance and condominium expenses as well as interconnection costs, offset by a reduction in “other” costs, mainly those referring to the provision for losses with roaming.

Commercial and operational efficiency.

The cost of goods sold recorded a reduction of 25.3% and of 26.4%, in comparison of 2Q09 over 2Q08 and over 1Q09, respectively, even considering the increase in the customer base between the periods. This is due to the increase in sales of SIM Cards and in the number of gross additions.

In the 2Q09, the selling expenses decreased by 1.1% in relation to 2Q08. This decrease is related to the reduction in the provision for doubtful accounts (PDD) and expenses with customer retention and donations, partially affected by an increase in expenses with third-party services, such as sales commissions and support. These, on their turn, were offset by a reduction in publicity and advertising expenses. In the comparison with 1Q09, selling expenses increased by 17.7% due to the growth in expenses with third-party services, especially publicity and advertising, and with materials for points of sale, partially offset by the reduction in the provision for doubtful accounts (PDD).

PDD under control.

The Provision for Doubtful Accounts (PDD) in 2Q09 showed a reduction of 28.2% in relation to 2Q08. The amount of R$ 65.2 million represents 1.2% of the total gross revenue, lower than it was recorded in 2Q08, of 1.7%. In relation to the 1Q09, the reduction was of 0.2 percentage points. Vivo has continued with its collection actions and strict credit granting criteria, which have maintained this item under control.

The general and administrative expenses decreased by 22.2% in 2Q09 in relation to 2Q08, mainly due to the decrease in expenses with third-party services, especially technical assistance. In the comparison with 1Q09, the reduction was of 15.6%, reflecting once again lower expenses with third-party services, especially auditing, legal, data processing and technical services.

Other Operating Revenue/Expenses recorded revenue of R$ 50.3 million. The comparison with 1Q09 presents an increase in the revenue from recovered expenses, especially taxes. It must be pointed out that the non-recurrent amount of R$47.5 million is recorded in 2Q09, which refers to ICMS tax credit. By adjusting such effect, the revenue would be R$ 2.8 million. Due to the elimination of “Non-operating revenue/expenses” provided for in Law nº 11.941/09, the amount of R$ 37.6 was reclassified to “Other operating revenue(expenses)” in the 2Q08 Consolidated Income Statement.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses recorded an increase of 11.6% in relation to 2Q08, due to the accelerated depreciation of the CDMA technology and to the investments in the period, in addition to the amortization of the restructured goodwill as a result of the acquisition of Telemig. When compared to 1Q09, it recorded an increase of 2.1%, due to higher investments made in the period and to the accelerated amortization of software because of integration with Telemig.

FINANCIAL REVENUES (EXPENSES) - VIVO
						Consolidated	Combined
	Consolidated	Consolidated		Consolidated		Accum
R$ million	2 Q 09	1 Q 09	Δ%	2 Q 08	Δ%	2009	2008	Δ%
Financial Revenues	53.7	87.9	-38.9%	67.1	-20.0%	141.6	168.5	-16.0%
Other financial revenues	63.1	87.9	-28.2%	83.3	-24.2%	151.0	184.7	-18.2%
(-) Pis/Cofins taxes on financial revenues	(9.4)	0.0	n.a.	(16.2)	-42.0%	(9.4)	(16.2)	-42.0%
Financial Expenses	(181.0)	(213.8)	-15.3%	(200.9)	-9.9%	(394.8)	(318.1)	24.1%
Other financial expenses	(152.5)	(182.8)	-16.6%	(101.8)	49.8%	(335.3)	(170.4)	96.8%
Gains (Losses) with derivatives transactions	(28.5)	(31.0)	-8.1%	(99.1)	-71.2%	(59.5)	(147.7)	-59.7%
Exchange rate variation / Monetary variation	16.9	(23.2)	n.a.	28.2	-40.1%	(6.3)	4.7	n.a.
Net Financial Income	(110.4)	(149.1)	-26.0%	(105.6)	4.5%	(259.5)	(144.9)	79.1%

Drop of 26.0% in financial expenses in comparison with 1Q09.

In relation to 1Q09, Vivo’s financial expenses in 2Q09 decreased by R$ 38.7 million. This decrease is mainly explained by the drop in the financial expenses due to lower indebtedness (R$ 4,692.6 million in 2Q09 and R$5,579.5 million in 1Q09), impacted by the free cash generation in the period and by the reduction in the effective interest rate in the period (2.34% in 2Q09 and 2.85% in 1Q09). This situation was partially offset by the additional expense resulting from the assessment of R$ 9.4 million for PIS/Cofins related to the distribution of interest on own capital effected by Vivo S.A., its holding company.
When compared to 2Q08, Vivo’s net financial expenses increased by R$ 4.8 million – mainly due to the increase in the net debt resulting from the acquisition of 3G licenses and disbursements for acquisition of Telemig Celular Participações S.A. – and were partially offset by the drop in the effective interest rate in the period (2.34% in 2Q09 and 2.70% in 2Q08).

LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen	Total
Structured Operations(1)	469.3	1,415.2	6.4	720.0	-	2,610.9
Debentures	1,295.8	-	-	-	-	1,295.8
Commercial Papers	560.1	-	-	-	-	560.1
Resolution 2770	168.3	-	-	139.6	507.8	815.7
Anatel (Financing of 3G Licenses)	1,272.1	-	-	-	-	1,272.1
Working Capital	-	-	-	-	-	-
Others	0.1	-	-	0.2	-	0.3
Adjust "Law 11.638/07"	(0.3)	-	-	(41.8)	(1.9)	(43.9)
Total	3,765.5	1,415.2	6.4	818.1	506.0	6,511.1
Exchange rate used	1.000000	1.974067	0.037968	1.951600	0.020265
Payment Schedule
2009	1,258.7	141.8	1.8	30.3	248.5	1,681.0
as from 2009	2,506.9	1,273.4	4.6	787.7	257.5	4,830.1
Total	3,765.6	1,415.2	6.4	818.0	506.0	6,511.1
(1) - Structured operations along with development banks for investments: National Bank for Economic and Social Development (BNDES), Bank of the Northeast (BNB) and European Bank of Investments (BEI).

NET DEBT - VIVO
	Consolidated
	Jun 30, 09	Mar 31, 09	Jun 30, 08
Short Term	1,819.6	2,994.3	2,212.9
Long Term	4,691.5	4,718.8	3,551.9
Total debt	6,511.1	7,713.1	5,764.8
Cash and cash equivalents	(1,796.1)	(1,820.0)	(2,594.5)
Derivatives	(22.4)	(313.6)	404.0
Net Debt	4,692.6	5,579.5	3,574.3

(*) BNDES long term interest rate unit
(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant, considered as US$ and its wholly-owned subsidiaries.

Release of more than R$ 125 million from the credit facility granted by the BNB Improved debt profile.

The Company closed June 2009 with a debt of R$ 6,511.1 million (R$ 5,764.8 million at June 30, 2008), of which 20.4% is denominated in foreign currency, 100% of which being hedged. The debt recorded in the 2Q09 was offset by cash and financial investments (R$ 1,796.1 million) and by derivative assets and liabilities (R$ 22.4 million receivable), resulting in a net debt of R$4,692.6 million (R$ 3,574.3 million at June 30, 2008). Another portion of the credit facility granted by the BNB to the Company was released in this quarter, in the amount of R$ 124.6 million, with a remaining balance of R$ 134.8 million to be released in 4Q09, the Company having settled its 5th issue of Promissory Notes in the amount of R$ 587.4 million (R$ 550.0 million of principal and R$ 37.4 million of interest).
In the 2Q09, both the gross and the net debt recorded a drop of 16% in relation to 1Q09. The Company has continued to improve its debt profile. In 1Q09, 61.2% of the debt was at long term, while in the 2Q09 this percentage grew to 72.1%. This improvement in the debt composition is the result of structured fund raising transactions (BNDES and BNB) and the use of the credit facility for the 3G licenses made available by Anatel.

The increase in the net debt in 2Q09, when compared to 2Q08 (R$ 4,692.6 million in the 2Q09 and R$ 3,574.3 million in the 2Q08) is mainly due to the acquisitions of 3G licenses and of Telemig Celular Participações S/A, offset by generation of cash in the period.

Investments (CAPEX)

Investments in the GSM and WCDMA/HSUPA networks.

CAPEX in 2Q09 represents 15.4% of the net revenue. The expenditures were intended for ensuring: continued quality of the network in order to support the accelerated growth that Vivo has been experiencing, the increase of the GSM/EDGE capacity, the continued expansion of the WCDMA/HSUPA network, and the launching of the company’s operation in the Northeast region, in addition to meeting the coverage goals set forth by Anatel. The year-to-date CAPEX amounted R$ 1,148.1 million, lower than the amount recorded in the same period of previous year, due to the investment stability.

CAPEX - VIVO
				Consolidated	Combined
	Consolidated	Consolidated	Consolidated	Accum
R$ million	2 Q 09	1 Q 09	2 Q 08	2009	2008
Network	406.4	375.9	251.3	782.3	389.7
Technology / Information System	73.1	53.7	44.2	126.8	86.8
Licenses	0.0	0.0	0.0	0.0	0.0
Adjust of Licenses to Present Value (Inst CVM 469/08)	0.0	0.0	1,122.9	0.0	1,122.9
Products and Services, Channels, Administrative and others	127.3	111.7	140.2	239.0	228.0
Total	606.8	541.3	1,558.6	1,148.1	1,827.4

% Net Revenues	15.4%	13.5%	41.1%	14.4%	24.5%

Non-financial data such as: customer base, gross activations, average recharge value, market share, achievement of goals determined by the Anatel, prizes received and prices, among others, were not reviewed by our independent auditors.

A free translation from Portuguese into English of Special Review Report of Independent Auditors on Quarterly Information prepared in accordance with the accounting practices adopted in Brazil and with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the National Association of State Boards of Accountancy (CFC)

REPORT OF INDEPENDENT AUDITORS ON SPECIAL REVIEW

To the Board of Directors and Shareholders

Vivo Participações S.A.

São Paulo - SP

1.    We reviewed the accounting information contained in the Quarterly Information (ITR) (individual and consolidated) of Vivo Participações S.A. (“Company”) for the quarter ended June 30, 2009, comprising the balance sheet and the statements of income, of changes in shareholders’ equity and of cash flows, the performance report and related notes. This Quarterly Information is the responsibility of the Company’s management.

2.    Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the National Association of State Boards of Accountancy (CFC), comprising mainly: (a) inquiries of and discussions with the officials responsible for the accounting, financial and operational areas of the Company and its subsidiaries relating to the main criteria adopted in the preparation of the Quarterly Information; and (b) review of information and subsequent events that have or may have significant effects on the financial position and results of operations of the Company and its subsidiaries.

3.    Based on our review, we are not aware of any significant changes that should be made to the Quarterly Information referred to in paragraph 1 for it to be in accordance with the accounting practices adopted in Brazil and rules set forth by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Information.

4.    As mentioned in Note 2, as a result of the changes in accounting practices adopted in Brazil during 2008, the statements of income for the quarter and semester ended June 30, 2008, presented for comparison purposes, were adjusted and are being restated in line with Accounting Standards and Procedures (NPC) 12 – Accounting Practices, Changes in Accounting Estimates and Correction of Errors, approved by CVM Resolution No. 506. The cash flows for the quarter and semester ended June 30, 2008 are being presented by the Company for the first time for Quarterly Information purposes, including the effects of changes in the accounting practices adopted in Brazil during 2008 and therefore are also comparable between the quarters presented.

São Paulo, July 28, 2009

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP 015199/O-6

     Luiz Carlos Passetti                                      Drayton Teixeira de Melo
Partner CRC-1-SP-144.343/O-3                     Partner CRC-1-SP-236947/O-3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.